#10

04024479

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Financiera Inbursa

*CURRENT ADDRESS Paseo de las Palmas No. 736
Lomas de Chapultepec
11000 Mexico, D.F.

**FORMER NAME

PROCESSED
APR 22 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4243 FISCAL YEAR 12/31/07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 4/20/04

ANNUAL REPORT 2001



INBURSA
Grupo Financiero
Diferencia a tu favor

TO LEAD IN THE MEXICAN FINANCIAL SYSTEM IN TERMS OF GROWTH WITH PROFITABILITY IN BENEFIT OF OUR CLIENTS, EMPLOYEES AND PARTNERS.

A FINANCIAL GROUP COMMITTED TO MEXICO, CREATED TO EFFICIENTLY MANAGE AND INCREASE OUR CLIENTS ASSETS AND SHAREHOLDERS' EQUITY.

- Commitment to Mexico
- Integral development of personnel
- Reliability
- Austerity
- Long-term vision
- Integrity and commitment

- Operative efficiency
- Flat structure with excellent communication and clear leadership
- Openness
- Good risk selection
- Clear business approach
- Focus on results



INBURSA

INBURSA 2001

Stockholders' equity
(CNBV GAAP Millions of Mexican Pesos)



23,451.30
2000
24,942.10
2001

Stockholders' equity
(US GAAP Millions of US Dollars)



2,418.40
2000
2,837.60
2001

Net Income
(CNBV GAAP Millions of Mexican Pesos)



1,381.40
2000
1,497.90
2001

Net Income
(US GAAP Millions of US Dollars)



486.30
2000
311.50
2001

Net Profit by Business Line
(Jan-Dec '01)



26%
10%
53%
11%
Commercial Banking
Asset Management
Investment Banking
Insurance and Bonds

Selected Figures

(Millions of Mexican Pesos as of December 2001)

	CNBV GAAP (Millions of Mexican Pesos)			US GAAP (Millions of US Dollars)		
Total assets	2000	2001	Chg %	2000	2001	Chg %
Grupo Financiero	50,424.9	54,049.9	7%	6,597.3	8,537.1	29%
Banco Inbursa	46,382.8	49,621.1	7%	4,613.4	5,873.6	27%
Seguros Inbursa	17,130.4	21,508.4	26%	1,749.0	2,461.9	41%
Operadora Inbursa	247.9	754.0	204%	24.7	82.2	233%
Inversora Bursatil	748.8	875.9	17%	73.1	93.9	28%
Fianzas Guardiana Inbursa	526.2	615.9	17%	52.3	67.1	28%
Stockholders' equity						
Grupo Financiero	23,451.3	24,942.1	6%	2,418.4	2,837.6	17%
Banco Inbursa	19,732.8	20,800.8	5%	1,938.1	2,212.0	14%
Seguros Inbursa	2,756.9	2,873.9	4%	387.2	477.4	23%
Operadora Inbursa	191.3	289.4	51%	19.1	31.6	66%
Inversora Bursatil	490.5	642.8	31%	35.6	69.5	95%
Fianzas Guardiana Inbursa	232.8	291.8	25%	33.7	42.4	26%
Net Income						
Grupo Financiero	1,381.4	1,497.9	8%	486.3	311.5	-36%
Banco Inbursa	1,024.8	1,090.9	6%	337.2	181.8	-46%
Seguros Inbursa	(15.3)	110.5	n.a	93.6	94.8	1%
Operadora Inbursa	73.3	97.0	32%	8.2	11.5	41%
Inversora Bursatil	252.2	148.0	-41%	38.3	17.5	-54%
Fianzas Guardiana Inbursa	50.6	55.3	9%	8.7	6.2	-29%

	INBURSA	MARKET AVERAGE
	(Dec'01)	
Tier 1 Capital ratio (bank)	26.4%	12.4%
Investments/Reserves (insurance)	1.06	0.97
Past-due portfolio/Total Portfolio (bank)	1.0%	5.1%
TP-PDL-IPAB-Repossesed Assets/Total Assets (bank)	59.2%	37.3%
Combined Ratio (insurance)	95.0%	98.5%
Reserves / Past-due loans (bank)	9.4	1.2
Operating Costs/Retained premiums (insurance)	6.4%	11.2%

Millions of Mexican Pesos	2000	2001	Chg%
Assets under Management	33,846.3	31,094.2	-8%
Assets in Custody	551,333.5	646,038.0	17%

Clients	5.5 MM
Employees	3,074
ATM's	891
Points of Sale	106
Sales Force	6,725


Grupo Financiero Inbursa
Banco Inbursa
100%
Seguros Inbursa
100%
Arrendadora Inbursa
100%
Operadora Inbursa
100%
Fianzas Guardiana Inbursa
100%
Inversora Bursatil
100%
74%
16%
10%
Sinca Inbursa
Patrimonial Inbursa
100%
Afore Inbursa
94%
Auto-financiamiento Inbursa
100%
Chamapa La Venta
100%
Siefore
100%

The year 2001 made it clear that global economic integration is a reality, and the best example of this is the powerful influence the recession observed in the USA had on the economies of Latin America, Asia, and Europe. The magnitude of this economic downturn was augmented by uncertainty and volatility in the international markets in the wake of the unfortunate events of September 11 in New York City.

On the other hand, mainly as a result of its prudent management of public finance and the monetary policy implemented by its central bank, Mexico was one of the Latin American economies least affected by these external factors. Proof of this was the stability observed in the main economic indicators, with low inflation, reevaluation of the peso and low interest rates. This relative stability was reflected in a higher level of direct foreign investment (DFI) for Mexico in 2001.

Thus, in 2001 the annual growth rate of the National Consumer Price Index (INPC) was 4.4%, representing 210 base points less than that anticipated in the General Criteria for Economic Policy (CGPE). The lowest inflation reported for the month of December since the index was created was reported in December 2001, reaching a level of 0.14%.

The main factors behind these results are an average exchange rate of 9.34 pesos per dollar, 7.5% below the figure used in preparing the 2001 federal budget, and 1.2% below the average for the year before, as well as high demand for pesos due to DFI growth in 2001.

The reference interest rates for the Mexican economy were below those recorded in 2000. Thus, Treasury Certificates (CETES) generated 11.3% average yield in their 28-day issue in 2001, four percentage points less than in 2000. The interbank balance interest rate (TIIE) for 28-day operations averaged 12.7% in 2001, contrasting favorably with the 17.0% figure reported in 2000.

In 2001, Mexico's Gross Domestic Product (GDP) shrank 0.3% compared with 2000, mainly due to a falloff in value-added demand. The current account and trade balance deficits represented 2.5% and 1.4% of the GDP, respectively.

In this context of lack of growth, in 2001 Grupo Financiero Inbursa reported profits of US$ 311.5 million under USGAAP, representing an 11% as return on equity in dollars.

In the course of 2001, Grupo Financiero Inbursa developed the foundations and infrastructure to start selectively offering banking products in the retail market. It is important to mention that, in the course of its 36-year history, Inbursa has accumulated ample experience in this market through its insurance and retirement savings fund businesses. The strategy consists of offering integral financial services through different products, with clear advantages for our clients that enable the group to consolidate its position as the most solid and profitable, and fastest-growing, player in the market.


Creamos
en México
INBURSA
Grupo Financiero

This year, Grupo Financiero Inbursa launched an image campaign that reaffirms our institutional commitment, with the slogan 'Creamos en México', a model that clearly reflects our dual purpose of making a significant contribution to Mexico's development and creating products and financial services that are unique in Mexico.

The same campaign also communicates our strategic slogan 'Diferencia a tu favor', which we have coined to sum up our philosophy at Grupo Financiero Inbursa. We believe that the best evaluation of our work will be for our clients to see for themselves the real benefits of receiving advantages not available to them anywhere else and for our shareholders to obtain higher levels of profitability.

At Grupo Financiero Inbursa we are convinced that integration of our different business lines is fundamental to clients, as it enables them to have simple, direct access to different products and services through a single representative at a single point of service. Also, it will enable us to obtain more complete knowledge of clients' needs and contribute to our operative efficiency and growth with profitability.

The Mexican financial market is highly concentrated, and with the solidity of Grupo Financiero Inbursa we are in a position to take advantage of the business opportunities that arise. In 2002, our retail strategy will be based on reconciling market niches and products that will enable us to make crossed sales that will strengthen our business relationship with the 5.5 million clients who currently favor us with their preference, with lower acquisition costs and operating costs than the rest of the market.

In a more competitive environment, with a high degree of interrelationship among the world's economies, we believe that the path to follow is that of integration and growth in the group's different businesses in the most efficient way possible, based on the capacity and talent of our outstanding team of professionals, to whom I wish to express special thanks for their constant efforts to look after and increase the net worth of our clients and partners.

On behalf of the Board of Directors, I wish to thank you very much for your confidence.

Sincerely,

Marco Antonio Slim Domit
Chairman of the Board

Propietary Members

Internal Board Members
Carlos Slim Helú
(Chaiman Emeritus)
Marco Antonio Slim Domit (Chairman)
Eduardo Valdés Acra (Vice-Chairman)

External Board Members
Antonio Cosío Ariño
Ángeles Espinosa Yglesias
Agustín Franco Macías
Claudio X. González Laporte
José A. Chedraui Obeso
Juan Antonio Pérez Simón
David Ibarra Muñoz
Carlos Fernández González

Statutory Auditors
Propietary:
Alberto Tiburcio Celorio

Secretary
Raúl H. Zepeda Ruiz

Alternate Members

Internal Board Members
Javier Foncerrada Izquierdo
Guillermo Gutiérrez Saldivar
Héctor Slim Seade

External Board Members
José Kuri Harfush
Amparo Espinosa Rugarcía
Elmer Franco Macías
Fernando G. Chico Pardo
Humberto Gutiérrez Olvera Z.

Alternate:
Víctor Aguilar Villalobos

Assistant Secretary
Carlos F. López Córdova

Chieff Executive Officers

Grupo Financiero Inbursa	Marco Antonio Slim Domit *New to GFI: 1992*
Afore Inbursa	Miguel Ángel Garibay Vila *New to GFI:1981*
Banco Inbursa	Javier Foncerrada Izquierdo *New to GFI: 1992*
Fianzas Guardiana Inbursa	Alfredo Ortega Arellano *New to GFI: 1991*
Inversora Bursatil	Eduardo Valdés Acra *New to GFI:1986*
Operadora Inbursa	Guillermo Robles Gil Orvañanos *New to GFI: 1992*
Seguros Inbursa	José A. Morales Morales *New to GFI: 1992*

CARLOS SLIM HELÚ
Grupo Financiero Inbursa
Chairman Emeritus

EDUARDO VALDÉS ACRA
Grupo Financiero Inbursa
Vice-Chairman of the Board

JOSÉ A. CHEDRAUI OBESO
Grupo Comercial Chedraui
Chairman of the Board

ÁNGELES ESPINOSA YGLESIAS
Museo Amparo
Director

JAVIER FONCERRADA IZQUIERDO
Banco Inbursa, S.A.
CEO

ELMER FRANCO MACÍAS
Corporación INFRA
Board Member

HUMBERTO GUTIÉRREZ OLVERA Z.
Grupo Carso
CEO

DAVID IBARRA MUÑOZ
Consultant

JUAN ANTONIO PÉREZ SIMÓN
Teléfonos de México, S.A. de C.V.
Vice-Chairman of the Board

MARCO ANTONIO SLIM DOMIT
Grupo Financiero Inbursa
Chairman of the Board President

ANTONIO COSÍO ARIÑO
Cía Industrial Tepeji del Río, S.A. de C.V.
CEO

FERNANDO G. CHICO PARDO
Promecap, S.C.
President

AMPARO ESPINOSA RUGARCÍA
Centro de Documentación y Estudios de Mujeres, A.C.
President

CARLOS FERNÁNDEZ GONZÁLEZ
Grupo Modelo
CEO

AGUSTÍN FRANCO MACÍAS
Cryoinfra, S.A. de C.V.
Chairman of the Board

CLAUDIO X. GONZÁLEZ LAPORTE
Kimberly Clark de México, S.A. de C.V.
Chairman of the Board and CEO

GUILLERMO GUTIÉRREZ SALDÍVAR
Equipos Nacionales, S.A.
CEO

JOSÉ KURI HARFUSH
Janel, S.A. de C.V.
CEO

HÉCTOR SLIM SEADE
Teléfonos de México, S.A. de C.V.
Vice-President for Operative Support

For the second consecutive year, **Grupo Financiero Inbursa** has strengthened its position as the only financial group in Mexico to prepare its financial statements in accordance with USGAAP.

In this context, the net profit reported by **Grupo Financiero Inbursa** in 2001 was 311.5 million dollars, which compares favorably with profits obtained following Mexican National Banking and Securities Commission (CNBV) accounting rules, which totaled 163.4 million dollars. The difference is mainly due to a reversion in monetary position results, deferred liabilities in the group's different subsidiaries, and differences in creation of reserves.

Under Mexican GAAP and regulated by the CNBV, **Grupo Financiero Inbursa's** net profits came to 1,497.9 million pesos in 2001, representing 8% growth in real terms compared with 2000.



The solidity of **Grupo Financiero Inbursa** has been confirmed not only by direct clients, but by Mexican and foreign investors who have made our operations volume increase significantly, in turn making us one of the with the greatest influence on the Index of Prices and Quotations (IPC), and has led to GFINBUR's inclusion in the Mexico Index (INMEX), which includes the 20 leading companies listed on the Mexican Stock Exchange (BMV).

The extraordinary general shareholders' meeting held in July resolved to go ahead with a 3-to-1 split, which was carried out in November, with the result that for each share in their possession shareholders received 3 new shares representing the capital stock of **Grupo Financiero Inbursa.**

In September, a change in the corporate structure of **Grupo Financiero Inbursa** was announced. Javier Foncerrada, who up until then was **Seguros Inbursa** CEO, was named CEO of **Banco Inbursa** and Vice-Chairman of **Seguros Inbursa** Council. Jose Morales, the insurance company's CEO for Property and Casualty, was promoted to CEO of **Seguros Inbursa.** Alfredo Ortega will take charge as CEO at **Fianzas Guardiana Inbursa.**

Banco Inbursa
US GAAP*

Net Income

	4Q01 MM USD	3Q01 MM USD	2Q01 MM USD	1Q01 MM USD	Dec-01 MM USD	Dec-00 MM USD	% Chg vs Dec '00
Net income under the CNBV rules	105.2	(60.2)	58.3	13.7	117.1	101.7	15%
Monetary position adjusments	19.5	17.4	17.2	42.3	96.4	141.4	-32%
Deferred liabilities adjusments	(34.6)	23.0	(16.7)	(18.5)	(46.7)	86.4	N.A.
Others	15.5	(1.5)	(0.4)	1.4	15.0	7.7	94%
Net increase	0.5	38.9	0.2	25.2	64.7	235.5	-73%
Net income under USGAAP	105.7	(21.3)	58.5	38.9	181.8	337.2	-46%

Under USGAAP, **Banco Inbursa's** net profit was 181.8 million dollars. If we compare this figure with the results obtained under CNBV accounting rules, we find that it is 65 million dollars higher. This difference is explained fundamentally by the reversion in monetary adjustments, as well as deferred liabilities.

Compared with December 2000, the bank's net profit under USGAAP dropped 46%, mainly due to a lower monetary position adjustment and less favorable market conditions.



Stockholders' equity

	4Q01 MM USD	3Q01 MM USD	2Q01 MM USD	1Q01 MM USD	Dec-01 MM USD	Dec-00 MM USD	% Chg vs Dec '00
Stockholders' equity under the CNBV rules	2,268.5	2,068.2	2,211.1	2,031.1	2,268.5	1,968.2	15%
Monetary adjustments in stockholders' equity	629.7	653.4	506.8	491.1	629.7	(166.6)	N.A.
Exchange rate effects on stockholders' equity	(396.8)	(329.9)	(304.9)	(360.4)	(396.8)	235.5	N.A.
Deferred adjustments	(289.4)	(365.2)	(238.8)	(157.6)	(289.4)	(99.5)	191%
Stockholders' equity under USGAAP	2,212.0	2,026.5	2,174.2	2,004.2	2,212.0	1,938.1	14%

*US GAAP: US Generally Accepted Accounting Principals.

Under USGAAP, **Banco Inbursa's** stockholders' equity increased 14% in one year, going from 1,938.1 million dollars to 2,212.0 million dollars in 2000 and 2001, respectively. Under CNBV accounting rules, the stockholders' equity totaled 2,268.5 million dollars, 56.5 million dollars higher. This difference is explained basically by three factors: 1) a positive effect in the amount of 629.7 million dollars originating from monetary adjustments in the stockholders' equity, 2) a 396.8 million dollars deduction explained by exchange rate effects of a strong peso in 2001, and 3) adjustments in deferred liabilities that represent a 289.4 million dollars deduction in the stockholders' equity.

Banco Inbursa's loan portfolio closed the year at a historic high of 29,673 million pesos, which represented 2.6% growth in real terms compared with 2000. A larger market share in 2001 is the main reason for this increase in the loan portfolio.

Banco Inbursa increased its market share in commercial lending by 120 basis points in relation to 2000. This was achieved by taking advantage of opportunities available in a relatively low-supply market resulting from the consolidation of the Mexican financial system after important buyouts by foreign groups. The composition of **Banco Inbursa's** loan portfolio is well diversified, with important concentrations in the areas of manufactures, communications media, and services, with shares of 23%, 21%, and 18%, respectively in the institution's total portfolio.

Loan Portfolio Breakdown


11%
2%
3%
3%
5%
7%
7%
18%
21%
23%
Manufactures
Media
Services
Steel
Transport
Infrastructure and Housing
Commercial
Food
Textile
Others

Commercial Lending Market Share


4.5%
1997
6.3%
1998
9.4%
1999
9.0%
2000
10.2%
2001

Thanks to strict risk subscription and the recovery and its restructuring efforts during the year, **Banco Inbursa's** past-due portfolio was reduced by 18% in 2001 compared with the same period in the previous year, representing 1.0% of the total portfolio, with coverage of 9.4 times its amount in the Bank's preventive reserves.

Asset Quality



1999
2.4
3.1%
2000
6.4
1.2%
2001
9.4
1.0%
Reserves/Past-due loans
Past-due loans/Loan portfolio

In the year 2001 the loan loss reserve increased to 2,775 million pesos, 19.6% above the figure reported in 2000. Thus, by increasing equity value for its shareholders, **Banco Inbursa** continues to consolidate its position as Mexico's solidest bank.

The bank's total funding was 24,104 million pesos, with promissory notes with yield payable on maturity continuing to be its main source of funding, accounting for 74% of the total.



INBURSA
Cajeros
Retiro
Deposito

Banco Inbursa continues to be one of Mexico's best-capitalized banks. In 2001, its TIER1 capital ratio was 26%, 14 percentage points above the market average. This solid capital base enables **Banco Inbursa** to seize business opportunities other banks are unable to.

Afore Inbursa

TIER1 Capital Ratio


23%
1999
24%
2000
26%
2001

Stockholders' equity

Bn Ps


16.8
1999
22.1
2000
19.7
2.4
23.2
2001
20.8
2.4

Maintaining its leadership in the market based on the quality of its affiliates, **Afore Inbursa** continued to exceed the market average in terms of its affiliates' income level, with a base income of 6.8 minimum wages per employee, more than three minimum wages above the market average. This, added to higher operative efficiency in the sector, enabled this subsidiary to obtain a ROE of 47.5% in 2001, 25 percentage points higher than that reported for the market in the same period.

Minimum Wages by Affiliate


1999
8.7
3.6
2000
8.2
3.3
2001
6.8
3.7
Afore Inbursa
Market Average

In December 2000, **Banco Inbursa** carried out a spin-off of the Telmex 'L' and Telecom 'A1' stock portfolio in order to lower volatility in its results and place these investments more efficiently. This operation represented a 2.4 billion-pesos reduction in the bank's stockholders' equity. We might add that, even with this reduction, **Banco Inbursa's** stockholders' equity has shown significant growth in this area, with 17.5% and 5.4% increases in 2000 and 2001, respectively, without considering the spin-off.

ROE*


2000
25%
10%
2001
48%
23%
Afore Inbursa
Market Average

* ROE: Return on Equity.


Con Cuenta efe
de INBURSA me ganó
este cochecito



The National Commission for the Retirement Savings System (Consar) rated **Afore Inbursa** as the system's number-one player based on indicators for efficiency and capitalization, assigning it a 10.3% market share compared with the market average of 8.9%. For **Afore Inbursa** this rating meant nearly 700,000 new affiliates coming from the Control Account.

The assets under management by **Afore Inbursa** reported 37.7% growth in 2001 compared with the previous year. Thus, managed assets totaled 18,265.1 million pesos.

In September, the National Commission for the Retirement Savings System (Consar) introduced a new indicator, 'The Cost of Opportunity' (Costo de Oportunidad), which shows the loss caused to an affiliate's equity by its failure to belong to the Afore with the highest cumulative balance per affiliate. The Afore that reported the highest cumulative balance per affiliate in 2001 was **Afore Inbursa**. In order to record this indicator, average cumulative balances per affiliate, after commissions and yields on investments in the Siefore, are compared.

Selected Figures

	2001*	2000	1999
Affiliates (#)	1,095,802	391,024	350,587
Assets under Management (MM Ps)	18,265.1	13,260.9	10,041.7
Average Minimum Wages per Affiliate	6.8	8.2	8.7
ROE	47.5%	24.8%	33.3%

* Includes control account

Assets under Management

4Q99 - 4Q01

(MM Ps)



4Q99 10,041.7
1Q00 11,023.0
2Q00 11,570.8
3Q00 12,639.5
4Q00 13,260.9
1Q01 14,285.2
2Q01 15,287.4
3Q01 17,339.0
4Q01 18,265.1
CAGR* = 7.8%

* CAGR: Compound Annual Growth Rate.

Cost of Opportunity

AFORE	%
Inbursa	0.0%
Zurich	-8.9%
Principal	-9.6%
Banorte Generali	-10.4%
Banamex Aegon	-10.6%
Bancrecer Dresdner	-10.7%
XXI	-11.1%
Tepeyac	-12.2%
ING	-13.4%
Bancomer	-13.4%
Garante	-13.5%
Profuturo GNP	-14.0%
Santander Mexicano	-15.7%
Market Average	-10.7%

Source: Consar

The information presented herein should under no circumstances be construed as constituting a recommendation.

Assumptions:

- Employees earning three minimum wages in Mexico City, affiliated with the Mexican Social Security Institute (IMSS).
- Each Afore's commission structure.
- Siefore Yields.
- The example considers the period from July 2, 1997 through August 31, 2001.

Sinca Inbursa

Due to **Afore Inbursa's** extraordinary performance, the company's results exceeded the original forecasts, as a result of which in February the company decided to reduce its capital by 450 million pesos. We should mention that, even with this reduction, investments of reserves remain 48% above the minimum capital level required by the regulatory authorities.

Stockholders' Equity
(MM Ps)


Annual
632.2
1999
780.5
2000
600.9
2001
Quarterly
4Q00
780.5
1Q01
380.9
2Q01
508.8
3Q01
536.9
4Q01
600.9

Sinca Inbursa is an active player in the Mexican investment banking business, with a total portfolio of 3.2 billion pesos.

Sinca Inbursa's target market is clearly defined, focusing on companies with high growth potential, well positioned in their markets and well managed, that meet the following criteria:

a) *Companies that require capital to finance their growth* due to their size or financial structure.

b) Companies with a strong position in their markets.

c) Competent and experienced management.

Investment by Sector


63.2%
11.4%
24.2%
1.2%
Media
Transport
Entertainment
Other

The investments made by **Sinca Inbursa** are recorded at their acquisition cost and are applied to results using the equity method, considering amortization of mercantile credit where applicable.

Seguros Inbursa US GAAP*

Net Income

	4Q01 MM USD	3Q01 MM USD	2Q01 MM USD	1Q01 MM USD	Dec-01 MM USD	Dec-00 MM USD	% Chg vs Dec '00
Net income under the CNSF rules	(2.4)	(12.2)	16.6	10.1	12.1	(1.5)	N.A.
Reserve adjustments	13.9	(9.6)	36.8	4.0	45.1	34.9	29%
Investment adjustments	(34.8)	0.6	(11.4)	1.0	(44.6)	10.9	N.A.
Deferred taxes	(5.0)	(16.9)	(26.1)	0.0	(48.0)	(42.0)	14%
Deferred acquisition cost	21.9	11.0	1.3	6.7	40.9	7.5	445%
Monetary position adjustments	18.0	17.2	14.8	8.7	58.7	92.0	-36%
Others	18.2	27.8	(3.0)	(12.4)	30.6	(8.2)	N.A.
Net increase	32.2	30.1	12.4	8.0	82.7	95.1	-13%
Net income under US GAAP	29.8	17.9	29.0	18.1	94.8	93.6	1%

Seguros Inbursa reported profits totaling 94.8 million dollars under USGAAP, compared with 93.6 million dollars in 2000, representing 1% growth. Under National Insurance and Bonding Commission (CNSF) accounting rules, **Seguros Inbursa's** net profit amounted to 12.1 million dollars in 2001, 83 million dollars less than under USGAAP. This difference is mainly due to adjustments totaling 45.1, 40.9, and 58.7 million dollars in reserves, acquisition costs, and monetary position, respectively, in addition to 44.6 and 48.0 million dollars in deductions originating in adjustments in investments and deferred taxes.

Stockholders' equity

	4Q01 MM USD	3Q01 MM USD	2Q01 MM USD	1Q01 MM USD	Dec-01 MM USD	Dec-00 MM USD	% Chg vs Dec '00
Stockholders' equity under the CNSF rules	313.4	301.5	323.8	291.3	313.4	274.8	14%
Assets adjustments	116.3	33.2	18.8	25.0	116.3	41.0	184%
Deferred acquisition cost	78.9	63.5	49.9	51.5	78.9	44.0	79%
Fixed assets	51.2	(52.0)	(35.8)	(25.1)	51.2	(16.2)	N.A.
Others	(13.8)	21.7	4.7	(1.4)	(13.8)	13.2	N.A.
Reserve adjustments	305.9	339.6	336.1	295.6	305.9	269.9	13%
Deferred taxes	(259.4)	(236.5)	(233.8)	(202.8)	(259.4)	(206.7)	25%
Others	1.2	1.2	1.2	1.2	1.2	8.2	-85%
Net increase	164.0	137.5	122.3	119.0	164.0	112.4	46%
Stockholders' equity under USGAAP	477.4	439.0	446.1	410.3	477.4	387.2	23%

*US GAAP: US Generally Accepted Accounting Principals.



Under USGAAP, **Seguros Inbursa's** stockholders' equity grew 23% in 2001, going from 387.2 to 477.4 million dollars in 2000 and 2001, respectively. Compared with the stockholders' equity reported under CNSF rules, these figures represent a 164 million dollars increase mainly due to the positive effects of 116.3 and 305.9 million dollars adjustments in assets, and reserves, respectively, and a 259.4 million dollars deduction in deferred taxes.

In 2001, **Seguros Inbursa's** total premiums reaffirmed the clear upward trend we have observed for the last four years, with 19% growth under this heading in 2001, going from 8,007.3 million pesos to 9,554.4 million pesos in 2000 and 2001, respectively. This sector's strong performance over the course of the year was based on annual growth rates of 21%, 15%, 4%, 45%, and 22% reported in the annuities, life, automobile, property and casualties, accident and health businesses, respectively.

Breakdown of Total Premiums by Business Line
(2001)



28%
26%
7%
17%
22%
Annuities
Property and Casualty
Life
Automobile
Accident and Health

Total Premiums
(Bn Ps)



6.6
1999
8.0
2000
9.6
2001
CAGR* = 20.4%

* CAGR: Compound Annual Growth Rate.

The annuities premiums increased by 22% in 2001 in comparison with the previous year, reaching a figure of 2,941.3 million pesos. This meant that **Seguros Inbursa** was able to maintain its position as market leader with a market share of 21.1%, 4.2 percentage points more than its nearest rival. Investment was also up this year, increasing from 6.6 billion pesos in 2000 to 9.8 billion pesos in 2001, representing an increase in real terms of 49% when compared with the same period of the previous year.

Premiums issued by Annuities
(MM Ps)



1999
1,827.2
19.7%
2000
2,413.7
20.2%
2001
2,941.8
21.1%
Premiums
Market Share

Annuities
(BN Ps)



1999
3.9
3.8
1.03
2000
6.6
6.4
1.03
2001
9.8
9.1
1.08
Investments
Reserves
Inv./Reserves

Combined Ratio



1999
103%
94%
2000
102%
94%
2001
99%
95%
Seguros Inbursa
Market Average

Seguros Inbursa continues to be one of the most solid companies in Mexico, reporting 28% growth in investments, second in the sector with a 13.8% market share and 33% growth in reserves in 2001 compared with the same period of the previous year, obtaining a 1.06 ratio between reserves and investments. This growth occurred with the company maintaining an efficient combined ratio of 95.0%, which enables it to continue its growth with profitability.

Investments
(Bn Ps)



1999
10.9
1.12
2000
14.2
1.10
2001
18.2
1.06
Investments
Inv./ Reserves

Seguros Inbursa maintains an 8.7% market share in total premiums and 12.1% respect on stockholders' equity.

Selected Figures

	2001	2000	Market Average Dec '01
Investments / Assets	84.8%	83.1%	73.5%
Investments / Reserves	1.06	1.10	0.97
Reserves / Premiums	6.50	5.40	1.24
Combined ratio	95.0%	96.2%	98.5%

Seguros Inbursa's efficiency index, in other words, operating cost in relation to premiums withheld, was 6.4% in 2001, 4.8 percentage points below the market average of 11.2%. Thus, the insurance company has consolidated its position as one of the most efficient in the Mexican market.

As a result of its efforts to raise profitability during the year, **Seguros Inbursa**, for the fourth consecutive year, managed to obtain the highest ratings granted in Mexico by Standard & Poors and Duff & Phelps, mxAAA and mAAA, respectively.

The funds administered by **Operadora Inbursa** increased to 21,436 million pesos, maintaining the company's position as one of the country's most important investment fund operators, reporting a 7.4% market share.

Fixed Income mutual funds

Dinbur $ 7.7 Bn Ps


85%
14%
1%
Government Bonds (nominal rate)
Government Bonds (real rate)
Depositary Certificates

Inburex $ 2.1 Bn Ps


63%
6%
31%
Depositary Certificates
Medium-term Promissory Note
L.T. Debt

Equity mutual funds

Fondo Inbursa $ 3.2 Bn Ps


71%
7%
22%
Stocks
Government Bonds
Depositary Certificates

Fonibur$ 8.4 Bn Ps


70%
3%
27%
Stocks
Government Bonds
Depositary Certificates

Investment funds in Inbursa debt instruments, which totaled 9.8 billion pesos, recorded 12.3% annualized yield on average, which compares favorably with the market average of 9.8%.

On the other hand, variable income funds administered by **Operadora Inbursa** reached 11.6 billion pesos, offering annualized yield nearly 2 percentage points above the market average.



Annualized return from January to December 2001

Fund	Portfolio	Asset (MM Ps)	Annualized Return	Annualized Return: Market Average	Annualized Return: BMV
DINBUR	Fixed Income mutual funds	7,548.1	12.01%	9.52%	
DINBUR 2	Fixed Income mutual funds	208.3	11.74%	9.85%	
INBUREX	Fixed Income mutual funds	2,154.1	13.08%	9.85%	
INBURSA	Equity mutual funds	3,156.9	8.55%	6.76%	12.74%
FONIBUR	Equity mutual funds	8,369.4	8.80%	6.76%	12.74%

Average yield in dollars from March 31, 1981 to December 31, 2001


Inflation
3.6%
Cetes
9.4%
Dow Jones
11.8%
BMV
13%
Fondo Inbursa
22.8%

GRUPO FINANCIERO INBURSA'S SUBSIDIARY

In 2001, **Inversora Bursatil's** net profits were 148.0 million pesos, 41% below 2000. This result is mainly due to the lower level of transactions and placements processed during the year

Interest income increased 237% in 2001, going from 2.8 million pesos to 9.3 million pesos in 2000 and 2001, respectively.

Inversora Bursatil is the market leader in terms of profitability, reporting a 23% ROE.

Furthermore, **Inversora Bursatil** maintained its leading position in the commercial paper market, with placements totaling 438.7 billion pesos in 2001.

The stockholders' equity increased 31% compared with last year, closing at 642.7 million pesos.


INBURSA
Grupo Financiero

Despite low economic activity in 2001, **Fianzas Guardiana Inbursa's** total premiums increased 8% during the year compared with 2000, reaching a level of 262.6 million pesos. This growth was the result of the company's taking advantage of new market niches.

Net profits showed and upward trend, increasing 9% to close at 55.3 million pesos.

The company's stockholders' equity continued to display a solid upward trend, with 25% growth compared with 2000, closing at 291.8 million pesos.

Grupo Financiero Inbursa, S.A. de C.V. and Subsidiaries

Consolidated Financial Statements
Years ended december 31, 2001 and 2000

Contents

GRUPO FINANCIERO INBURSA, S.A. DE C.V.

Consolidated Financial Statements
Years ended December 31, 2001 and 2000

REPORT OF INDEPENDENT AUDITORS

The Stockholders
Grupo Financiero Inbursa, S.A. de C.V. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Grupo Financiero Inbursa, S.A. de C.V. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in conformity with the accounting criteria established by the Mexican National Banking and Securities Commission for financial groups. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the financial statements. An audit also includes assessing the accounting criteria observed and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As mentioned in Note 2, the Financial Group is required to prepare and present its financial statements on the basis of the accounting criteria established by the Mexican National Banking and Securities Commission. In the instances mentioned in the aforesaid note, such criteria are at variance with accounting principles generally accepted in Mexico.

The spin-off from Grupo Financiero Inbursa, S.A. de C.V. approved at an extraordinary stockholders' meeting held on August 24, 2000, took effect on December 1, 2000, creating as a result the company known as GT2000, S.A. de C.V. This spin-off resulted in a reduction of Ps. 2,504,774 (thousand) in the stockholders' equity of the Financial Group (see Note 1d).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grupo Financiero Inbursa, S.A. de C.V. and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations, changes in their stockholders' equity and changes in their financial position for the years then ended, in conformity with the accounting criteria established by the Mexican National Banking and Securities Commission.

Mancera, S.C.
A Member Practice of Ernst & Young Global

Jorge Rico

STATUTORY AUDITOR'S REPORT

To: The Shareholders' Meeting
Grupo Finaciero Inbursa S.A. de C.V.

In my position as Statutory Auditor and in compliance with the provisions of Article 166 of the General Commercial Corporations Law, and the bylaws of Grupo Finaciero Inbursa S.A. de C.V, I hereby submit my report on the financial statements as of December 31, 2001, that the board submitted to the shareholders' meeting.

I attended the shareholders' meetings and board of directors' meetings to which I was called, my replacement sitting in for me when I was unable to attend, and the company directors provided the operations information, documents and books that I considered necessary to be audited. I carried out my audit in accordance with audit standards generally accepted in Mexico.

The group is required to prepare and submit its financial statements in line with the accounting criteria determined by the National Banking and Securities Commission. Those mentioned in Note 2 do not coincide with the accounting principles generally accepted in Mexico.

The attached financial statements were prepared in order meet the legal provisions established for the company as an independent legal entity, therefore, investment in shares of subsidiaries was valued using the shareholding method (Note 5). The group prepared its consolidated financial statements separately.

In my opinion, the accounting and information principles and criteria used by the group, taken into account by the directors when preparing the financial statements submitted to the shareholders' meeting, are appropriate and sufficient and were applied consistently throughout the previous fiscal year. I also consider that the aforementioned financial statements accurately, reasonably and sufficiently reflect, in all major aspects, the unconsolidated financial position of Grupo Finaciero Inbursa S.A. de C.V. as of December 31, 2001, as well as the results of its operations, the variation in its stockholders' equity and the changes in its financial situation for the aforementioned year, in accordance with the accounting rules and practices established by the National Banking and Securities Commission.

Alberto Tiburcio Celorio
Statutory Auditor

Mexico City, Federal District
March, 2002

Consolidated Balance Sheets

At December 31, 2001 and 2000

(Thousands of Mexican pesos with purchasing power at December 31, 2001) (Notes 1 and 2)

ASSETS	2001	2000
CASH AND CASH EQUIVALENTS (Note 5)	Ps. 3,733,890	Ps. 4,515,777
INVESTMENTS IN SECURITIES (Note 6)		
Trading	13,071,087	12,893,530
Available for sale	1,851	1,988
Held to maturity	111,908	13,092
	13,184,846	12,908,610
SECURITIES AND DERIVATIVES		
Debtors under repurchase agreements (Note 7)	103,126	38,895
Derivatives (Note 8)	117,531	
	220,657	38,895
PERFORMING LOAN PORTFOLIO		
Commercial loan portfolio	27,395,085	27,706,486
Loans to financial intermediaries	790,883	141,219
Consumer loans	1,391	
Mortgage loans	697,539	821,404
Loans to government entities	68,493	63,839
TOTAL PERFORMING LOAN PORTFOLIO (Note 9)	28,953,391	28,732,948
PAST-DUE LOAN PORTFOLIO		
Commercial loan portfolio	293,062	358,968
Consumer loans	11	
Mortgage loans	3,296	3,866
TOTAL PAST-DUE LOAN PORTFOLIO (Note 9)	296,369	362,834
TOTAL LOAN PORTFOLIO	29,249,760	29,095,782
(-) LESS:		
PREVENTIVE PROVISION FOR CREDIT RISKS (Note 10)	2,774,793	2,335,231
NET LOAN PORTFOLIO	26,474,967	26,760,551
OTHER ACCOUNTS RECEIVABLE, NET	3,241,258	1,888,102
FORECLOSED AND REPOSSESSED PROPERTY (Note 11)	23,025	39,324
PROPERTY FURNITURE AND EQUIPMENT, NET	417,681	283,255
LONG-TERM EQUITY INVESTMENTS (Note 12)	6,494,849	4,184,944
OTHER ASSETS		
Other assets, deferred charges and intangibles	258,710	104,120
TOTAL ASSETS	Ps. 54,049,883	Ps. 50,723,578

LIABILITIES AND STOCKHOLDERS' EQUITY	2001	2000
TRADITIONAL DEPOSITS AND BORROWINGS		
Demand deposits	Ps. 649,865	Ps. 372,512
Time deposits (Note 14)	17,796,079	10,309,577
Bank bonds (Note 15)	1,809,841	1,914,017
	20,255,785	12,596,106
BORROWINGS FROM BANKS AND OTHER ORGANIZATIONS (Note 16)		
Repayable on demand	0	157,534
Short-term	1,006,823	1,049,515
Long-term	2,831,537	6,736,447
	3,838,360	7,943,496
SECURITIES AND DERIVATIVES		
Creditors under repurchase agreements (Note 7)	100,712	22,173
Derivatives (Note 8)		77,612
	100,712	99,785
OTHER ACCOUNTS PAYABLE		
Income tax and employee profit sharing payable	705,921	1,196,596
Sundry creditors and other accounts payable	2,221,817	3,239,598
	2,927,738	4,436,194
DEFERRED TAXES (NET) (Note 13)	1,937,325	2,011,023
DEFERRED CREDITS	13,459	1,851
TOTAL LIABILITIES	Ps. 29,073,379	Ps. 27,088,455
STOCKHOLDERS' EQUITY (Note 17)		
CONTRIBUTED CAPITAL		
Capital stock	Ps. 11,329,281	Ps. 11,329,281
Stock premium	768,186	768,186
	12,097,467	12,097,467
EARNED CAPITAL		
Capital reserves	2,089,942	2,089,942
Retained earnings	23,450,072	22,060,474
Excess or deficit from restatement of stockholders' equity	(12,954,129)	(12,954,129)
Result from holding non-monetary assets derived from the valuation of long-term equity investments	(1,239,140)	(1,093,098)
Net income	1,497,915	1,389,598
	12,844,660	11,492,787
MINORITY INTEREST	34,377	44,869
TOTAL STOCKHOLDERS' EQUITY	Ps. 24,976,504	Ps. 23,635,123
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	Ps. 54,049,883	Ps. 50,723,578

MEMORANDA ACCOUNTS	2001	2000
TRANSACTIONS ON BEHALF OF OTHERS		
CUSTOMERS' CURRENT ACCOUNTS		
Customers' bank accounts	Ps. 81	Ps. 153
Settlement of customer transactions	(84,608)	(489,577)
	(84,527)	(489,424)
CUSTOMERS' SECURITIES (Note 18)		
Customers' securities received for safekeeping	360,202,760	334,398,047
Securities and notes received in guarantee	1,073,559	5,348,515
	361,276,319	339,746,562
TRANSACTIONS ON BEHALF OF CUSTOMERS		
Customers' security repurchase transactions	12,338,964	6,406,672
Customers' security loan transactions	31,094,233	28,910,032
Purchase of financial instrument packages		
Derivatives	13,786,223	10,316,158
	57,219,420	45,632,862
TOTAL ON BEHALF OF OTHERS	Ps. 418,411,212	Ps. 384,890,000
TRANSACTIONS ON COMPANY'S OWN BEHALF		
COMPANY'S OWN MEMORANDA ACCOUNTS		
Guarantees granted	Ps. 94,231	Ps. 221,765
Irrevocable lines of credit	1,274,085	435,517
Property held in trust or under mandate	102,158,005	93,437,292
Securities delivered in custody	285,159,980	220,201,542
Derivatives	675,212	906,005
Other contingent liabilities	8,736,270	9,044,953
	398,097,783	324,247,074
SECURITY REPURCHASE TRANSACTIONS		
	31,053,375	18,830,349
Securities to be received under repurchase agreements	(31,115,950)	(18,852,500)
(Less) creditors under repurchase agreements	(62,575)	(22,151)
Debtors under repurchase agreements	29,827,387	6,562,598
(Less) securities to be delivered under repurchase agreements	(29,765,531)	(6,554,241)
	61,856	8,357
TOTAL ON COMPANY'S OWN BEHALF	Ps. 398,097,064	Ps. 324,233,280

Consolidated Statements of Income

At December 31, 2001 and 2000

(Thousands of Mexican pesos with purchasing power at December 31, 2001) (Notes 1 and 2)

	2001	2000
Interest income	Ps. 7,641,041	Ps. 8,982,671
Interest expense	(4,558,779)	(5,984,531)
Monetary position result, net	(712,414)	(1,052,433)
FINANCIAL MARGIN	2,369,848	1,945,707
Preventive provision for credit risks	600,544	706,388
FINANCIAL MARGIN ADJUSTED FOR CREDIT RISKS	1,769,304	1,239,319
Commissions and fees earned	972,942	1,441,098
Commissions and fees paid	(56,540)	(57,952)
Intermediation income	636,998	754,209
TOTAL INCOME FROM OPERATING ACTIVITIES	3,322,704	3,376,674
Administrative and promotional expenses	1,253,279	992,197
OPERATING INCOME	2,069,425	2,384,477
Other income	218,424	333,615
Other expenses	323,206	677,034
INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	1,964,643	2,041,058
Current year income tax and employee profit sharing (Note 19)	475,873	1,246,065
Deferred income tax and deferred employee profit sharing (Note 19)	15,306	(400,381)
	491,179	845,684
INCOME BEFORE EQUITY INTEREST IN NET INCOME OF SUBSIDIARIES AND ASSOCIATED COMPANIES	1,473,464	1,195,374
Equity interest in net income of subsidiaries and associated companies, net	40,723	202,479
NET INCOME	Ps. 1,514,187	Ps. 1,397,853
MINORITY INTEREST	Ps. 16,272	Ps. 8,255

Consolidated Statements of Changes in Stockholders' Equity

At December 31, 2001 and 2000

(Thousands of Mexican pesos with purchasing power at December 31, 2001) (Notes 1, 2 and 17)

	Contributed capital		Earned capital
	Capital stock	Stock premium	Capital reserves
Balance at December 31, 1999	Ps. 11,357,465	Ps. 768,186	Ps. 2,444,730
RESOLUTIONS ADOPTED BY STOCKHOLDERS			
Appropriation of net income of 1999			
Transfer of the effects of valuation			
Repurchase of Company's own shares	(28,184)		(354,788)
Spin-off on December 1, 2000	(2,392)		
Capitalization on December 1, 2000	2,392		
Total	(28,184)		(354,788)
RECOGNITION OF COMPREHENSIVE INCOME			
Net income without considering the effect of the spin-off			
Result from holding non-monetary assets			
Recognition of deferred taxes of subsidiaries			
Total			
Minority interest			
Balance at December 31, 2000	Ps. 11,329,281	Ps. 768,186	Ps. 2,089,942
RESOLUTIONS ADOPTED BY STOCKHOLDERS			
Appropriation of net income of 2000			
RECOGNITION OF COMPREHENSIVE INCOME			
Comprehensive income:			
Net income			
Result from holding non-monetary assets			
Total			
Recognition of minority interest			
Balance at December 31, 2001	Ps. 11,329,281	Ps. 768,186	Ps. 2,089,942

32

Retained earnings	Excess or deficit from restatement of stockholders' equity	Result from holding non-monetary assets (derived from valuation of long-term equity investments)	Net income	Minority interest	Total stockholders' equity
Ps. 20,973,751	Ps. (12,954,129)	Ps. (2,773,360)	Ps. 5,638,188	Ps. 36,784	Ps. 25,491,615
5,638,188			(5,638,188)		0
(1,703,281)		1,703,281			0
					(382,972)
(2,843,855)			341,473		(2,504,774)
(2,392)					0
1,088,660		1,703,281	(5,296,715)		(2,887,746)
			1,048,125		1,048,125
		(23,019)			(23,019)
(1,937)					(1,937)
(1,937)		(23,019)	1,048,125		1,023,169
				8,085	8,085
Ps. 22,060,474	Ps. (12,954,129)	Ps. (1,093,098)	Ps. 1,389,598	Ps. 44,869	Ps. 23,635,123
1,389,598			(1,389,598)		0
			1,497,915		1,497,915
		(146,042)			(146,042)
		(146,042)	1,497,915		1,351,873
				(10,492)	(10,492)
Ps. 23,450,072	Ps. (12,954,129)	Ps. (1,239,140)	Ps. 1,497,915	Ps. 34,377	Ps. 24,976,504

Consolidated Statements of Changes in Financial Position

At December 31, 2001 and 2000

(Thousands of Mexican pesos with purchasing power at December 31, 2001) (Notes 1 and 2)

	2001	2000
Operating activities		
Net income	Ps. 1,514,187	Ps. 1,397,855
Items not requiring the use of resources:		
Mark-to-market valuation	(498,197)	57,291
Equity interest in net income of subsidiaries	(40,723)	(202,480)
Preventive provisions for credit risks	600,544	706,388
Depreciation and amortization	82,337	51,888
Deferred taxes	15,306	(400,381)
	1,673,454	1,610,561
Increase or decrease in items related to operating activities:		
Deposits and borrowings	7,659,679	(6,279,985)
Loan portfolio	(153,978)	(5,720,658)
Treasury transactions (investment in securities)	(276,236)	(2,840,200)
Derivatives for trading	(180,835)	465,945
Accounts receivables and payable	(5,250,642)	6,208,830
Borrowings from banks and other organizations	(4,105,136)	2,142,847
Resources provided by operating activities	(633,694)	(4,412,660)
Financing activities		
Capital issues (repurchase of Company's own shares)	0	(382,972)
Resources provided by or used in financing activities	0	(382,972)
Investing activities		
Additions to or sale of fixed assets and long-term equity investments	(148,193)	(130,641)
Resources provided by or used in investing activities	(148,193)	(130,641)
Net decrease or increase in cash and cash equivalents	(781,887)	(4,926,273)
Cash and cash equivalents at beginning of year	4,515,777	9,442,050
Cash and cash equivalents at end of year	Ps. 3,733,890	Ps. 4,515,777

Notes to Consolidated Financial Statements

December 31, 2001 and 2000

(Thousands of Mexican pesos with purchasing power at December 31, 2001)

1. Description of the Business

Grupo Financiero Inbursa, S.A. de C.V. (the Group or the Controlling Company) is engaged primarily in acquiring and managing the shares of the companies in the financial group. Such companies are as follows:

Companies in the Banking and Stockbrokerage Sector

- Banco Inbursa, S.A., Grupo Financiero Inbursa, Institución de Banca Múltiple operates as a multiple banking institution, in the terms of applicable legislation.

- Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa, acts as an intermediary in security trading and financial transactions, in terms of the applicable legislation.

- Arrendedora Financiera Inbursa, S.A. de C.V., Organización Auxiliar de Crédito, Grupo Financiero Inbursa, leases all types of personal and real property under financial leases.

Companies in the Insurance and Bonding Sector

- Seguros Inbursa, S.A., Grupo Financiero Inbursa is a life, accident, health, property and casualty, and pension insurance company that also conducts reinsurance business in the same lines and accepts rebonding business. (See Note 12).

- Fianzas Guardiana Inbursa, S.A., Grupo Financiero Inbursa is a fidelity, judicial and general bonding and rebonding company that is liable for the settlement of claims arising in connection with the bonds issued. (See Note 12).

Related Service Companies

- Out Sourcing Inburnet, S.A. de C.V. provides administrative services to companies in the Group.

- Asesoría Especializada Inburnet, S.A. de C.V. provides promotional services for the sale of financial products.

Other Companies

- Operadora Inbursa de Sociedades de Inversión, S.A. de C.V., Grupo Financiero Inbursa, provides stock management and codistribution services to investment companies.

In conformity with the Law Regulating Financial Groups, the controlling Company is liable jointly and severally and unconditionally for the liabilities and losses of the entities that comprise the Financial Group.

During 2000, the Group and its subsidiary companies were parties to various mergers and spin-offs. These were as follows:

a)The subsidiary Operadora Inbursa de Sociedades de Inversión, S.A. de C.V. spun off a portion of its assets and liabilities, creating, effective June 30, 2000, the company Opefon, S.A. de C.V., which on the same date merged with Banco Inbursa, S.A.

b)The subsidiary Inversora Bursátil, S.A. de C.V., spun off a portion of its assets and liabilities, creating, effective December 1, 2000, the company Inveresci 2000, S.A. de C.V.

c)The subsidiary Banco Inbursa, S.A., spun off a portion of its assets and liabilities, creating effective December 1, 2000, the company Banesci 2000, S.A. de C.V.

d)Grupo Financiero Inbursa, S.A. de C.V., spun off a portion of its assets and liabilities, creating, effective December 1, 2000, the company GT2000, S.A. de C.V., whose shares were distributed among the stockholders based on their original percentage equity interest in Grupo Financiero. This resulted in a decrease of Ps. 2,504,774 in the Group's stockholders' equity. (See Statement of Changes in Stockholders' Equity.)

As required by the Mexican National Banking and Securities Commission (the Commission or the NBSC) the accompanying financial statements were prepared on a consolidated basis to incorporate the financial data of subsidiaries in the banking and stockbrokerage sector and other related service companies. (See Note 4).

2. Accounting Policies and Practices

The Commission is the agency that is legally empowered to establish the accounting policies to be observed by the Financial Group.

The financial statements of the Financial Group are prepared on the basis of the accounting criteria established by the NBSC through Circulars 1456 and 1477. On October 30, 2000 the Commission issued Circular 1489, which updated various accounting criteria, adding pertinent disclosure rules related to consolidated financial information at interim dates, incorporating the concept of comprehensive income and defining certain rules with respect to the recording, valuation, presentation and disclosure of investments in securities. These changes went into effect on January 1, 2001.

At times these criteria are at variance with accounting principles generally accepted in Mexico. The major differences relate to:

-The consolidation which does not include all Group subsidiaries (see Note 4).

- The procedure used by the subsidiaries in the insurance and bonding sector to determine and record deferred taxes.

The significant accounting policies and practices observed in the preparation of the accompanying consolidated financial statements are described below:

a)*Consolidation*

The accompanying consolidated financial statements include the assets and liabilities of the companies in the banking and stockbrokerage sector and supplementary service companies, as well as other companies in which the Group holds more than a 50% equity interest (Notes 1 and 4). Important intercompany balances and transactions were eliminated in the consolidation.

As specified by the NBSC, the equity investments in subsidiaries in the insurance and bonding sector have not been consolidated and are presented on the balance sheet as investments valued by the equity method. (See Note 4.)

b)Recognition of the effects of inflation on financial information

It is an NBSC requirement that financial groups recognize the effects of inflation on their financial information. This implies essentially the following: 1) restatement of stockholders' equity and non-monetary assets based on the value of investment units (UDIS) determined by the Banco de México; 2) recognition of the monetary position gain or loss; 3) expression of financial information in constant pesos with purchasing power at the latest balance sheet date.

c) Cash and cash equivalents

Separate accounting records are kept for the different foreign currencies in which the Group has assets and liabilities. Such assets and liabilities are translated at the exchange rates provided by the Banco de México for the settlement of foreign currency denominated liabilities. Exchange differences are recognized in the statement of income as interest income or expense.

d) Investments in securities

Investments in securities are accounted for and valued as follows:

• Trading

These securities are recorded initially at cost and then adjusted to reflect their fair market value based on prices disclosed by a price supplier. The determined unrealized gain or loss on valuation is credited or charged to income.

• Available for sale

These instruments are recorded initially at cost and are then adjusted to reflect their fair market value based on prices disclosed by a price supplier. Accrued interest on debt instruments is recognized as realized in the statement of income.

• Held to maturity

Debt instruments that the Commission has expressly authorized to be classified as held to maturity are recorded initially at cost and accrued interest is recognized as realized in the statement of income.

• Cash dividends

Cash dividends paid by companies are accounted for net of the value of the equity investment.

e) Stock dividends

Stock dividends received are recorded recognizing the increase in the number of shares held and, at the same time, reducing the average unit purchase cost of the shares. This is the same as not assigning any value to the stock dividend received.

f) Security repurchase agreements

Security repurchase agreements (repos) are recorded at the agreed price, which is marked to market based on values disclosed by a price supplier at the end of each month.

Receivables and payables under security repurchase agreements are stated at the present value of the price plus the premium at maturity. Accrued interest on securities covered under repurchase agreements is recorded in the statement of income as realized. Unrealized gains or losses on valuation are recognized in the statement of income as unrealized.

g) Loan portfolio

Loans made are accounted for as an asset at the time the related funds are used. Whenever payments of principal or accrued interest are not made at the time they are due, the total amount of principal and interest is transferred to the past-due portfolio the following day.

Interest on performing loans is recognized and credited to income as it accrues, irrespective of whether or not it is due and payable. The recognition of interest is suspended the moment the loans become part of the past-due portfolio.

Uncollected ordinary interest is classified as part of the past-due portfolio and is not considered in the grading of the credit risk since such interest must be fully reserved.

h) Preventive provision for credit risks

The Bank sets up the preventive provision for credit risks based on results of an evaluation of the credit portfolio, following the "Rules for Loan Portfolio Grading by Credit Institutions" defined by the Ministry of Finance and Public Credit and the general and specific methodologies prescribed by the Commission for each type of credit. See Note 10 for a summary of the grading of the loan portfolio.

Loans are written off whenever there is evidence to support the fact that collection will prove virtually impossible. The subsequent collection of amounts that have been written off is recorded as a recovery, crediting the preventive provision for credit risks.

i) Date of recording transactions

Transactions are recorded on the day the transactions occur, irrespective of the settlement date.

j) Furniture and equipment

Furniture and equipment are recorded at acquisition cost, which is restated based on the value of the "UDI". Depreciation is computed on restated values based on the estimated remaining useful lives of the related assets.

k) Foreclosed and repossessed property or property received as payment in kind

Foreclosed and repossessed property is recorded at the lower of either the court-awarded value established in the foreclosure or repossession proceedings or the net realizable value of the property. Property received as payment in kind is recorded at the lower of the appraisal value of the property or the agreed amount. Foreclosed and repossessed assets are considered monetary items based on NBSC classifications.

l) Deferred taxes

Deferred taxes are determined on all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the time the financial statements are issued. Deferred taxes are computed on tax losses to be carried forward. Current year deferred tax assets and liabilities are reflected in the statement of income and their accumulated effect is presented as a Group asset or liability.

m) Deposits and borrowings

Liabilities in the form of deposits and borrowings (checking accounts, notes with interest payable at maturity, time deposits, borrowings from domestic and foreign banks) are accounted for at the underlying amount of the liability. Interest payable at the agreed rate is charged to income as it accrues.

n) Assets and liabilities in investment units ("UDIS")

The Banco de México has authorized banks to denominate in investment units ("UDIS") deposits, loans, bank bonds, subordinated debentures, banker's acceptances, bank guaranteed commercial paper, and Mexican peso denominated liabilities represented by interbank transactions, credits and investments in securities.

"UDI" denominated assets and liabilities are presented in the balance sheet at the "UDI" value in pesos disclosed by the Banco de México at the balance sheet date. The value of the "UDI" at December 31, 2001 and 2000 was Ps. 3.055273 and Ps. 2.909158, respectively.

o) Termination payments

Under Mexican labor law, the Company is liable for termination benefits accruing to employees who are dismissed in certain circumstances. It is the practice to charge termination payments to costs and expenses of the year in which the decision to dismiss an employee is made.

p) Retirement pension fund and seniority premiums

Under Mexican labor law, employees who resign after fifteen or more years of service, as well as those who are dismissed in certain circumstances or who die before such time, are entitled to a seniority premium.

The Company has provided for this liability at December 31, 2001 and 2000 based on actuarial computations.

q) Intermediation results

Intermediation gains and losses are derived basically from the mark-to-market valuation of financial instruments, exchange transactions, the valuation of UDIS and the buying and selling of securities and derivatives for trading.

r) Commissions and fees

Commission income and expense is credited and charged, respectively, to income in the year in which the commission is earned, depending on the transaction that gives rise to such commission.

s) Interest income

Interest earned on performing loans is recognized and credited to income using the accrual method. Late interest on the past-due portfolio is not credited to income until it is actually collected. Returns on financial instruments are credited to income using the accrual method.

Interest on liabilities is charged to income using the accrual method, irrespective of whether or not it is actually paid.

t) Derivatives

• For trading

The Financial Group enters into forwards, futures and swaps for trading. The underlying amount multiplied by the agreed price is recorded as the asset and the liability for each position. The net derivatives position (buying and selling) is presented in the Company's balance sheet. The guarantee (margin) granted under futures contracts is presented separately under other asset accounting.

The gains and losses determined on the valuation of positions (i.e., the difference between the contracted price and market value) are recognized as unrealized in the statement of income. Market values of unlisted securities are obtained from parity models in interest rates. The value of listed securities in foreign markets is determined based on quoted market prices in the markets where the securities are traded (CME).

• To cover risk position

The principal position (buying or selling) of hedges is recorded at the spot price multiplied by the number of underlying units, based on fair value. The determined effect is recognized in the primary position.

The counterparty position is recorded at the agreed price. The difference between the initial position and the counterparty position is recognized as a deferred charge or credit, applying the accrued portion at the end of each month to results of operations.

u) Memoranda accounts

Securities owned by customers at December 31, 2001, which have been delivered in custody or under guarantee to S.D. Indeval, S.A. de C.V. are presented in the financial statements at market value, based on prices disclosed by a price supplier.

v) Grouping of accounts

The financial statements are prepared based on the grouping of accounts required by the Commission. The minority interest is included in the statement of income under net income and net income is presented in the balance sheet net of the portion corresponding to the minority interest.

3. Risk Management

The Financial Group's transactions entail certain liquidity, market, credit and legal risks. The Group's management has introduced certain risk management policies and procedures to help reduce the exposure.

To measure and evaluate the risks assumed on financial transactions, the companies in the Group use computer tools to calculate the exposure, as well as sensitivity analyses and stress testing.

The Risk Management Committees make a systematic analysis of information provided by the Risk Analysis Department and the operational areas.

There are also contingency plans to offset weaknesses detected at the operational and legal levels and in the recording of transactions, in excess of maximum risk tolerance levels approved by the various companies in the Group.

4. Consolidation of Subsidiaries

In conformity with NBSC Circular 1489, the Group is required to consolidate the financial information of all its subsidiaries in the financial sector, as well as the subsidiaries that provide related services.

The same NBSC circular specifies that long-term equity investments in insurance and bonding companies are to be valued using the equity method and, accordingly, they are not subject to consolidation (see Note 12).

The assets, liabilities and results of operations of the following subsidiaries have been consolidated in the accompanying financial statements:

	Equity interest
Banco Inbursa, S.A.	99.9996%
Inversora Bursátil, S.A. de C.V.	99.9956%
Out Sourcing Inburnet, S.A. de C.V.	99.9980%
Operadora Inbursa de Sociedades de Inversión, S.A. de C.V.	99.9985%
Arrendadora Financiera Inbursa, S.A. de C.V.	99.9999%
Asesoria Especializada Inburnet, S.A. de C.V.	99.9993%

5. Cash and Cash Equivalents

An analysis of cash and cash equivalents at December 31, 2001 and 2000 is as follows:

	2001	2000
Cash	Ps 350,179	Ps 275,021
Deposits in Banco de México (1)	1,778,050	887,491
Deposits in domestic and foreign banks	51,632	201,984
Demand deposits (2)	2,294,456	3,116,198
Call money (3)	506,499	192,799
24/48 hour futures	(1,264,059)	(302,774)
24/48 hour futures margin	3,543	134,753
Other liquid assets	13,590	10,305
	Ps. 3,733,890	Ps. 4,515,777

(1) Banco de México requires banks to make a monetary regulation deposit based on their deposits and borrowings from the public in both Mexican pesos and U.S. dollars. Such deposit is for an indefinite term since the withdrawal date is to be determined by the central bank. The deposit bears interest at the average 28-day "TIIE" rate on deposits for the same term.

(2) These deposits consist of investments of the liquidity coefficient and treasury surpluses.

(3) At December 31, 2001, in four-day call-money transactions, Ps. 506,383 was assigned to Banamex at an 8.25% interest rate. At December 31, 2000, in four-day call-money transactions, Ps. 192,506 was assigned to Banamex at an 18.25% interest rate.

6. Investments in Securities

At December 31, 2001 and 2000, the Financial Group had the following investments in securities:

	2001	2000
Trading		
Treasury certificates ("CETES")	Ps. 355,376	Ps. 1,730,869
Corporate debt	3,671,487	649,417
Sovereign debt		58,122
Note with interest payable at maturity	1,067,203	499,683
Development bonds ("Bonds")		643,767
Banker's acceptances	2,071	208,961
Shares	7,878,179	9,078,106
Interest receivable	96,771	24,605
	Ps. 13,071,087	Ps. 12,893,530
Available for sale		
Treasury Certificates ("CETES")	Ps. 1,851	Ps. 1,988
Held to maturity		
Industrial and commercial debentures	Ps. 111,908	Ps 13,092

Sixty seven percent (67%) of debt instruments classified as "for trading" have maturities of under one year. Instruments classified as "held to maturity" have maturities of under three years.

7. Repurchase Agreements (Debtors and Creditors)

An analysis of security repurchase agreements at December 31, 2001 and 2000 is as follows:

2001	Securities to be received under repurchase agreements	Creditors under repurchase agreements
Seller:		
Agreed price of security repurchase transaction	Ps. 31,034,790	Ps. (31,034,790)
Accrued interest on securities	7,900	
Effect of valuation of securities	92,094	
Securities received under repurchase agreements	3,132	
Total position	31,137,916	Ps. (31,034,790)
Debit balance under security repurchase agreements		Ps. 103,126
	Securities to be delivered under repurchase agreements	**Debtors under repurchase agreements**
Buyer:		
Agreed price of security repurchase transaction	Ps. (29,746,410)	Ps. 29,746,410
Accrued interest on securities	(7,652)	
Effect of valuation of securities	(93,060)	
Total position	(29,847,122)	29,746,410
Credit balance under security repurchase agreements		Ps. (100,712)

2000	Securities to be received under repurchase agreements	Creditors under repurchase agreements
Seller:		
Agreed price of security repurchase transaction	Ps. 18,822,518	Ps. (18,822,518)
Accrued interest on securities	21,372	
Effect of valuation of securities	17,523	
Total position	18,861,413	(18,822,518)
Debit balance under security repurchase agreements		Ps. 38,895
	Securities to be delivered under repurchase agreements	**Debtors under repurchase agreements**
Buyer:		
Agreed price of security repurchase transaction	Ps. (6,552,404)	Ps. 6,552,404
Accrued interest on securities	(2,672)	
Effect of valuation of securities	(19,501)	
Total position	(6,574,577)	6,552,404
Credit balance under security repurchase agreements		Ps. (22,173)

The valuation of repos gave rise to unrealized (losses) gains, which, as specified by the Commission, were recognized in the statement of income as unrealized.

8. Derivatives

An analysis at December 31, 2001 and 2000 is as follows:

a) Foreign currency futures and forward contracts:

	2001	2000
i) Futures		
Selling position		
Foreign currency to be delivered	Ps. (264,478)	Ps. (2,196,854)
Unrealized gain (loss) on valuation		
Less:		
Foreign currency to be received (translated to pesos)	264,478	2,196,854
	Ps. 0	Ps. 0
Buying position		
Foreign currency to be received		104,497
Unrealized gain (loss) on valuation		
Less:		
Foreign currency to be delivered (translated to pesos)		(104,497)
TIIE buying position		
Market value (asset)	200,414	
Contracted price (liability)	(200,414)	
	0	
Net futures position	Ps. 0	Ps. 0
ii) Forward contracts		
Currency buying position		
U.S. dollars to be received (translated to pesos)	Ps. 481,524	Ps. 655,646
Unrealized gain (loss) on valuation	(2,703)	(4,795)
Less:		
Pesos to be delivered (Note 8b)	(481,524)	(655,646)
	(2,703)	(4,795)
Currency selling position		
U.S. dollars to be delivered (translated to pesos)	(1,122,583)	(3,226,627)
Unrealized gain (loss) on valuation	3,298	(38,770)
Less:		
Pesos to be received (Note 8b)	1,122,583	3,226,627
	3,298	(38,770)
Currency hedging position		
U.S. dollars to be delivered (translated to pesos)	(2,395,882)	(3,441,541)
Unrealized gain (loss) on valuation	(8,819)	(62,561)
Unearned premiums		(59,893)
Less:		
Pesos to be delivered	2,415,093	3,529,949
	10,392	(34,046)
TIIE buying position		
Market value (asset)		315,068
Contracted price (liability)		(315,193)
Unrealized loss on valuation		(125)
TIIE selling position		
Contracted price (asset)		315,068
Market value (liability)		314,943
Unrealized gain on valuation		125
UDI buying position		
Market value (asset)		
Contracted price (liability)		
Unrealized gain on valuation		
UDI selling position		
Contracted price (asset)		
Market value (liability)		
Unrealized gain (loss) on valuation		
Net forward contract position		(77,612)
Net transactions in derivatives	Ps. 10,987	Ps. (77,612)

	2001	2000
iii) Swap transactions		
Swap trading position		
Interest rate swaps		
Valuation of variable portion	41,857	
Interest	1,860	
Valuation of fixed portion	(46,326)	
Interest	(2,644)	
	(5,253)	
Currency swaps		
Net long principal position	4,305,700	
Valuation	7,671	
Interest	10,950	
Net short principal position	(4,217,970)	
Valuation	12,163	
Interest	(6,503)	
0	112,011	
Interest rate hedging position		
Variable portion of cash flows	293	
Fixed portion of cash flows	(507)	
Valuation	(214)	
Net swap position	106,544	
Net derivatives transactions	Ps. 117,531	Ps. (77,612)

The Group's derivatives transactions entail certain liquidity, market, credit and legal risks. The Group's management has introduced certain risk management policies and procedures to help reduce the exposure.

Currency and interest rate futures and forward contracts are entered into for trading purposes and the related asset and liability for the underlying amount is accounted for.

Forward contracts valued in Mexican pesos at December 31, 2001 mature in January, February, March and May 2002 (at December 31, 2000, they matured in January and March 2001).

9. Loan Portfolio

Loan policies established by the Bank are directed toward providing resources for corporate financing and, in particular, to entities which form part of corporate groups of a recognized commercial and economic credit worthiness. Such policies are applied observing the guidelines of the regulations in force.

a) An analysis of the performing loan portfolio is as follows, by type of loan:

2001

	Performing Principal	Interest	Total	**Past-due** Principal	Interest	Total
Consumer	Ps. 1,390	Ps. 1	Ps. 1,391	Ps. 11		Ps. 11
Discounts	634,675		634,675			
Unsecured loans	5,466,758	31,843	5,498,601			
Collateralized loans	1,082,216	9,422	1,091,638	23,071	1,930	25,001
Simple and current account loans	16,440,403	148,953	16,589,356	261,610	3,035	264,645
Secured by capital assets	57,561	961	58,522			
Others, secured by real estate						
Mortgage loans	687,660	9,879	697,539	3,296		3,296
Leases	218,270		218,270			
Restructured loans (Note 9b)	3,539,510	3,692	3,543,202	1,905	8	1,913
Others rolled over				1,380	123	1,503
Federal government	54,549	13,944	68,493			
Rediscounts	551,607	98	551,705			
Total portfolio	Ps. 28,734,599	Ps. 218,792	Ps. 28,953,391	Ps. 291,273	Ps. 5,096	Ps. 296,369

At December 31, 2001, the performing loan portfolio includes Ps. 1,274,085 for unexercised traded letters of credit.

2000

	Performing Principal	Interest	Total	**Past-due** Principal	Interest	Total
Discounts	Ps. 3,479,453	Ps 10,061	Ps. 3,489,514	Ps. 91		Ps. 91
Unsecured loans	13,052,693	91,892	13,144,585			
Collateralized loans	697,596	11,066	708,662			
Simple and current account loans	7,672,377	111,847	7,784,224	157,771	Ps. 532	158,303
Secured by capital assets	110,959	2,786	113,745			
Others, secured by real estate	21,933	443	22,376	6,685		6,685
Mortgage loans	808,240	13,164	821,404	3,866		3,866
Leases	408,879	(86,980)	321,899	2,566	49	2,615
Restructured loans (Note 9b)	1,617,477	18,511	1,635,988	189,612	7	189,619
Others rolled over	242,775	1,000	243,775	1,518	137	1,655
Federal government	56,480	7,359	63,839			
Rediscounts	380,693	130	380,823			
Lease portfolio	2,111	2	2,114			
Total portfolio	Ps. 28,551,666	Ps. 181,281	Ps. 28,732,948	Ps. 362,109	Ps. 725	Ps. 362,834

An aged analysis of the past-due loan portfolio at December 31, 20001 and 2000 is as follows:

	2001	**2000**
1 to 180 days	Ps. 148,255	Ps. 146,531
180 to 365 days	132,113	5,319
1 to 2 years	3,839	1,655
More than 2 years	12,162	209,321
	Ps. 296,369	Ps. 362,834

The effect on 2001 results of operations of the Bank's ceasing to recognize interest on the past-due loan portfolio aggregated Ps. 69,053.

b) Performing and past-due restructured loans

2001

	Performing Principal	Interest	Total	Past-due Principal	Interest	Total
Discounts	Ps. 2,636,051	Ps. 587	Ps. 2,636,638			
Simple loans with other guarantees	22,272	23	22,295			
Simple mortgage loans	294,669	1,410	296,079			
Simple collaterally secured loans	314,670	799	315,469			
Guaranteed simple loans	271,848	873	272,721	Ps. 1,687		Ps. 1,687
Unsecured simple loans				218	Ps. 8	226
Total	Ps. 3,539,510	Ps. 3,692	Ps. 3,543,202	Ps. 1,905	Ps. 8	Ps. 1,913

2001

	Performing Principal	Interest	Total	Past-due Principal	Interest	Total
Simple mortgage loans	Ps. 111,109	Ps. 846	Ps. 111,955			
Simple collaterally secured loans	1,418,160	16,156	1,434,316	Ps. 186,555		Ps. 186,555
Guaranteed simple loans	88,206	1,509	89,715	2,828		2,828
Unsecured simple loan	2		2	229	Ps. 7	236
Total	Ps. 1,617,477	Ps. 18,511	Ps. 1,635,988	Ps. 189,612	Ps. 7	Ps. 189,619

10. Preventive Provision for Credit Risks

The preventive provision for credit risks at December 31, 2001 was determined based on the following requirements:

- Loan portfolio

The preventive provision for credit risks at December 31, 2001 was determined based on the grading of balances at such date, taking into consideration the credit risk determined by that grading, following the methodology established in Commission Circular 1480.

- Mortgage portfolio

Since June 2000, mortgage loans have been graded and the related provisions for credit risks have been determined on a monthly basis, following the methodology established in Commission circular 1460, which requires classification based on the delinquency of balances, the type of credit, the probability of default on the credit and the ratio of debtor balances to guarantees provided.

A summary of the grading of the loan portfolio is as follows:

2001 Level of risk	Total amount of liability at Dec. 31	Estimated preventive provision
A1	Ps. 15,931,288	Ps. 79,851
A2	3,064,681	30,340
B	8,460,917	1,073,440
C1	2,749,575	970,857
C2	351,202	153,800
D	1,524	914
E	466,553	465,222
Graded portfolio	31,025,740	2,774,424
Excluded portfolio	68,493	
Total portfolio	Ps. 31,094,233	
Additional provision		369
Required provision		2,774,793
Amount provided for		2,774,793
Overstatement		-

2000

Level of risk	Total amount of liability at Sept. 30	Estimated preventive provision Reserved %	Amount
A	14,460,990	0	
B	3,854,889	1%	Ps. 38,549
C	5,847,130	20%	1,169,427
D	1,857,699	60%	1,114,619
E	49,097	100%	49,097
Graded portfolio	26,069,805		2,371,692
Excluded portfolio	62,915		
Total portfolio	26,132,720		
		Add:	
		Restatement of reserves and others, net	36,461
		Required provision	2,335,231
		Amount provided for	2,335,231
		Overstatement	-

An analysis of activity in the preventive provision for credit risks is as follows:

	2001	2000
Balance at January 1, 2001	Ps. 2,335,231	Ps. 1,768,752
Reversal of restatement of balance of prior year	(111,680)	(144,636)
Nominal increase in reserve charged to income	591,348	696,112
Application of bad debts	(36)	(13,014)
Valuation of foreign currency portfolio	(40,070)	28,017
Balance at December 31, 2001	Ps. 2,774,793	Ps. 2,335,231

11. *Foreclosed and Repossessed Property*

Foreclosed and repossessed property is not subject to restatement for inflation.

An analysis of foreclosed and repossessed property at December 31, 2001 and 2000 is as follows:

	2001	2000
Land	Ps. 19,455	Ps. 32,841
Buildings	3,570	3,749
Other		2,734
	Ps. 23,025	Ps. 39,324

12. Long-term Equity Investments

In the accompanying financial statements, equity investments in subsidiaries have been valued using the equity method based on the audited financial statements of the subsidiaries. The results of operations and the stockholders' equity of such subsidiaries are recognized in the Group based on the percentage equity interest. An analysis is as follows:

	2001	2000
Seguros Inbursa, S.A. (Note 2a)	Ps. 2,873,921	Ps. 2,773,252
Fianzas Guardiana Inbursa, S.A. (Note 2a)	291,757	234,197
Siefore Inbursa, S.A. de C.V.	342,651	287,552
Sinca Inbursa, S.A. de C.V.	2,635,219	696,002
Other investments	351,301	193,941
	Ps. 6,494,849	Ps. 4,184,944

At December 31, 2000, Sinca Inbura series A shares were recorded under the caption "Long-term equity investments" and series B shares were recorded under the caption "Securities for trading". At December 31, 2001 Sinca Inbursa, S.A. de C.V. series A and B shares were recognized as "Long-term equity investments".

13. Deferred Taxes

In conformity with legal requirements with respect to income tax, some of the Bank's revenues and expenses are recognized for tax purpose in periods other than those in which they are recorded for book purposes, giving rise to deferred taxes. The most important temporary differences included in the determination of deferred taxes are as follows:

	2001	2000
Deferred tax liability:		
Unrealized gain on valuation of financial instruments	Ps. 1,850,391	Ps. 1,801,692
Derivatives	14,325	
Repurchase agreements	105	6,648
SINCA investment		106,239
Other	155,754	135,410
Subtotal	2,020,575	2,049,989
Deferred tax asset:		
SINCA investment	46,308	
Technology investment	50,999	
Overstatement of preventive provision for credit risks		6,253
Derivatives		5,549
Repurchase agreements	299	
Other		27,164
Subtotal	97,606	38,966
Net deferred tax liability	1,922,969	2,011,023
Income tax payable (deferred)	14,356	
	Ps. 1,937,325	Ps. 2,011,023

14. Time Deposits

This caption consists essentially of fixed-term deposits, deposits of foreign companies and banks, and notes with interest payable at maturity. Interest on Mexican peso denominated deposits is tied to the Treasury certificate ("CETE") discount rate and the average interbank interest rate ("TIIE"). Foreign currency denominated deposits bear interest at the LIBOR rate. Also included in this caption are borrowings from foreign banks. Accrued interest on such borrowings is charged to income, with a credit to liability accounts. An analysis at December 31, 2001 and 2000 is as follows:

	2001	2000
Fixed-term deposits:		
Mexican pesos		Ps. 52,769
U.S. dollars	Ps. 1,157,973	996,343
Note with interest payable at maturity	16,638,106	9,260,465
	Ps. 17,796,079	Ps. 10,309,577

At December 31, 2001 and 2000, maturities in a period of less than one year total
Ps. 17,069,826 and Ps. 9,852,315, respectively.

15. Bank Bonds

On August 20, 1998, the Bank placed 18,000,000 bank bonds with a face value of one hundred pesos each. The maturity date of these bonds is August 14, 2003. The interest rate on the bonds is tied the average interbank rate ("TIIE"), payable every 28 days. An analysis of the balance of the account at December 31 2001 and 2000 is as follows:

	2001	2000
BINBUR 98-1 bond issue	Ps. 1,800,000	Ps. 1,890,407
Unpaid accrued interest	9,841	23,610
	Ps. 1,809,841	Ps. 1,914,017

16. Borrowings from Banks and Other Organizations

This caption consists primarily of borrowings from financial institutions, at market or prime interest rate, as well as call-money transactions. Interest is charged to income with a credit to liability accounts. An analysis is as follows:

	2001	2000
Foreign banks		
U.S. dollars		
(translated to pesos)	Ps. 3,185,155	Ps. 7,402,761
Domestic banks		
Mexican pesos (call money)	552,340	158,308
U.S. dollars		
(translated to pesos)	100,865	382,427
	Ps. 3,838,360	Ps. 7,943,496

Borrowings from banks at other organizations are presented in the balance sheet classified by the term originally agreed with the creditor.

At December 31, 2000, 42.38% of the Company's bank borrowings are from a foreign credit institution known as Cobank.

17. Stockholders' Equity

a) Capital stock

The Financial Group's authorized capital stock at December 31, 2001 and 2000 consists of 3,075,860,964 and 1,025,286,988 registered series "O" shares issued and outstanding with a par value of Ps. 1.000227731563 and Ps. 3.000683194689 each, respectively. The nominal amount of paid-in capital is Ps. 3,076,561. The reexpressed value of capital stock based on the UDI index at December 31, 2001 and 2000 is Ps. 11,329,281.

In an extraordinary stockholders' meeting held on July 19, 2001, it was decided to declare a three-for-one stock split, modifying the nominal and market price per share without affecting the authorized capital stock. At the closing date of the financial statements, the shares of Grupo Financiero Inbursa, S.A. de C.V. are as follows:

Number of shares	At December 31, 2001	At December 31, 2000
Shares issued and outstanding	3,075,860,964	1,025,286,988
Treasury shares	58,968,000	19,656,000
Total shares	3,134,828,964	1,044,942,988

Additional capital stock will be represented by series "L" shares, which, in conformity with the Law Regulating Financial Groups, may represent up to 40% of the Group's ordinary capital stock, with the prior authorization of the Commission.

b) Restrictions on ownership of capital stock

Foreign corporate entities that exercise any form of authority may not hold any interest in the capital stock, nor may Mexican financial entities, even those comprising part of the respective group, unless they act as institutional investors.

Any individual or corporate entity may own, through one or various simultaneous or successive transactions, more than 5% of the Company's series "O" shares, provided that such transactions have been authorized by The Ministry of Finance and Public Credit.

Series "O" shares may be acquired only by the institutional investors mentioned in Article 19 of the Law Regulating Financial Groups. Representative series "L" shares shall have limited voting rights, extending the right to vote only in matters involving a change in corporate purpose, merger, spin-off, transformation, dissolution and liquidation, as well as the cancellation of any stock exchange registration. Such series "L" shares may also confer the right to a cumulative preferred dividend, and a higher dividend than the one paid to shares of ordinary capital stock. In no circumstances may the dividends paid on series "L" shares be less than those paid on the other series of shares.

c) Capital reserves

Capital reserves are created on the basis of resolutions adopted at stockholders' meetings, using a portion of the Company's earnings. These include the legal reserve required by the Mexican Corporations Act and the reserve for the repurchase of Company's own shares.

Capital reserves were reexpressed based on the value of UDIS. An analysis at December 31, 2001 and 2000 is as follows:

Balance at December 31, 1999	Ps. 2,444,730
Repurchase of Company's own shares during 2000 (*)	(354,788)
Balance at December 31, 2000 and 2001	Ps. 2,089,942

(*) The repurchase of the Company's own shares must not exceed Ps. 135,000 of capital stock at nominal value.

Five percent (5%) of the Company's net income of the year must be appropriated to increase the legal reserve. This practice is to be continued each year until the reserve is equal to 20% of paid-in capital. This reserve may not be distributed to stockholders during the life of the Company, except in the form of a stock dividend.

d) Retained earnings

The stockholders have adopted the following resolution approving movements in retained earnings from prior years:

Balance at December 31, 1999	Ps. 20,973,751
Transfer of 1999 earnings	5,638,188
Effects of spin-off	(2,843,855)
Capitalization of earnings	(2,392)
Application of the result from holding non-monetary assets	(1,703,281)
Recognition of deferred taxes in subsidiaries	(1,937)
Balance at December 31, 2000	Ps. 22,060,474
Transfer of 2000 earnings	1,389,598
Balance at December 31, 2001	Ps. 23,450,072

In conformity with the Mexican Income Tax Law, cash dividends paid from earnings on which the corporate income tax has already been paid will not be subject to further taxation. Such earnings must be controlled in a so-called "net tax profit" account ("CUFIN"). Dividends may only be distributed from the CUFIN account after the balance of the so-called "net reinvested tax profit account" (CUFINRE) has been exhausted. Any distribution of earnings in excess of the above-mentioned account balances will be subject to payment of corporate income tax at the statutory rate in force at the time of distribution.

e) Excess (deficit) from restatement of stockholders' equity

This consists of the accumulated monetary position loss and the accumulated result from holding non-monetary assets at the time the effects of inflation were first recognized, as well as the effects of restatement on the financial information of the subsidiaries.

f) Result from holding non-monetary assets derived from valuation of long-term equity investments

The result from holding non-monetary assets represents the increase or decrease in the restated value of non-monetary assets (long-term equity investments) over or under values determined based on the UDI index. At December 31, 2001 and 2000, the accumulated balance was Ps. (1,239,140) and Ps. (1,093,098), respectively.

g) Disincorporation of subsidiaries

In an extraordinary stockholders' meeting held on April 26, 2001, it was decided to revoke the resolutions adopted in the extraordinary stockholders' meetings held on August 25 and September 29, 1999, related to the disincorporation by means of a spin-off of the subsidiaries Seguros Inbursa, S.A. and Fianzas Guardiana Inbursa, S.A.; consequently, these subsidiaries will continue to form part of Grupo Financiero Inbursa, S.A. de C.V.

h) Earnings per share

Earnings per share of Ps. 0.4869 were determined by dividing net income of the year by the number of shares issued and outstanding at December 31, 2001. Considering the stock split declared during 2001 (see Note 9a), earnings per share for 2000 were Ps. 0.4518.

18. Memoranda Accounts

At December 31, 2001 and 2000, customer securities delivered for safekeeping or in guarantee to S.D. Indeval, S.A. de C.V. are presented at their market value based on prices disclosed by a price supplier and at their quoted market price, respectively. An analysis is as follows:

a) Customer securities received for safekeeping:	2001	2000
Money market	Ps. 75,469,844	Ps. 66,431,445
Fixed-income market	13,409,986	15,698,944
Capital market	249,783,573	229,727,867
Investment companies	21,539,357	22,539,791
	Ps. 360,202,760	Ps. 334,398,047

b) Securities and notes received in guarantee:	2001	2000
Money market	Ps. 26,122	Ps. 44,294
Fixed-income market	-	141,370
Capital market	1,047,437	5,162,851
	Ps. 1,073,559	Ps. 5,348,515

19. Income Tax and Asset Tax

The Financial Group's book income and taxable income are not the same due primarily to the effect of the inflation component, the equity interest in the net income of unconsolidated subsidiaries (earnings recognized using the equity method do not constitute taxable income), the valuation of derivatives and the variance in the valuation of security repurchase transactions. The subsidiaries of Grupo Financiero prepare their income tax returns individually.

Consolidated current year income tax and employee profit sharing aggregated Ps. 475,873 in 2001 and Ps. 1,246,065 in 2000. The consolidated statements of income include a deferred tax cost of Ps. 15,306 for 2001 and a deferred tax benefit of Ps. 400,381 for 2000.

The 1.8% asset tax (which is a minimum income tax) is payable on the average restated value of most assets net of certain liabilities. Asset tax is payable only to the extent that it exceeds current year income tax.

Employee profit sharing is determined basically on taxable income, excluding the inflation component and the restatement of depreciation expense.

20. Segment Information

The transactions of the Group's subsidiaries have been consolidated in conformity with the accounting principles described in Note 2a). Highlights of the results of operations of the Group's principal operating segments in 2001 and 2000 are shown below:

	2001	2000
Banking and Stockbrokerage Companies: (Banco Inbursa, S.A., Inversora Bursátil, S.A. de C.V. and Arrendadora Financiera Inbursa, S.A. de C.V.)	Ps. 1,238,244	Ps. 1,285,061
Insurance and Bonding Companies:(Seguros Inbursa, S.A. and Fianzas Guardiana Inbursa, S.A.)	165,772	35,508
Supplementary Service Companies: (Out Sourcing Inburnet, S.A. de C.V. and Asesoria Epecializada Inburnet, S.A. de C.V.)	2,983	3,259
Other companies: (Operadora Inbursa de Sociedades de Inversión, S.A. de C.V.)	97,028	73,700
Total earnings of subsidiaries	Ps. 1,504,027	Ps. 1,397,528

21. Commitments

In conformity with Article 28 of the Law Regulating Financial Groups, the Financial Group and its subsidiaries signed a liability agreement whereby the Group accepts responsibility jointly and severally and unlimitedly for the performance of the obligations of the financial entities and for the losses derived from the performance of their own activities, even for those obligations incurred prior to the incorporation of the related subsidiaries into the Group.

The Group shall similarly be liable for their monetary obligations due to third parties, bankruptcy declared by the regulatory authorities, and the deterioration of their financial position to the point that they are unable to meet legally specified capital requirements.

22. Review of the Financial Statements by the Mexican National Banking and Securities Commission

The Mexican National Banking and Securities Commission is legally granted inspection and monitoring powers. The Commission may order whatever changes or corrections it considers necessary before agreeing to the publication of the Bank's financial statements.

Lic. Marco Antonio Slim Domit
Director General

Lic. Mario E. Bermúdez Dávila
Director de Admón. y Finanzas

C.P. Francisco Díaz Bocanegra
Contralor General

SUBSIDIARIES

Consolidated Financial Statements
Years ended December 31, 2001 and 2000

BANCO INBURSA, S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO INBURSA

Consolidated Balance Sheets

December 31, 2001 and 2000
(Thousands of Mexican pesos with purchasing power at December 31, 2001)

Assets	2001	2000
Cash and cash equivalents	Ps. 3,733,834	Ps. 4,511,527
Investment in securities		
Trading instruments	11,878,793	12,129,268
Available for sale	1,851	1,988
Held to maturity	111,908	13,092
	11,992,552	12,144,348
Securities and derivatives		
Debtors under repurchase agreements	11,713	869
Derivatives	117,531	
	129,244	869
Performing loan portfolio		
Commercial loan portfolio	27,818,241	27,704,374
Loans to financial intermediaries	790,883	141,219
Consumer loans	1,391	
Mortgage loans	697,539	821,404
Loans to government entities	68,493	63,839
Total performing loan portfolio	29,376,547	28,730,836
Past-due loan portfolio		
Commercial loan portfolio	293,062	358,968
Consumer loans	11	
Mortgage loans	3,296	3,866
Total past-due loan portfolio	296,369	362,834
Total loan portfolio	29,672,916	29,093,670
Preventive provision for credit risks	(2,774,793)	(2,335,231)
Net loan portfolio	26,898,123	26,758,439
Other accounts receivable, net	3,218,318	1,860,193
Foreclosed and repossessed property	23,025	39,324
Property, furniture and equipment, net	352,587	257,392
Long-term equity investments	3,056,356	993,219
Other assets, deferred charges and intangibles	217,050	92,269
Total assets	Ps. 49,621,089	Ps. 46,657,580

Liabilities and Stockholders' Equity	2001	2000
Traditional deposits and borrowings		
Demand deposits	Ps. 660,571	Ps. 378,795
Time deposits		
General public	446,840	790,027
Money market	17,349,239	9,519,549
	17,796,079	10,309,576
Bank bonds	1,809,841	1,914,016
	20,266,491	12,602,387
Borrowings from banks and other organizations		
Demand deposits		157,533
Short term	1,006,823	1,049,514
Long term	2,831,158	6,736,447
	3,837,981	7,943,494
Securities and derivatives		
Creditors under repurchase agreements	12,442	14,384
		77,612
Derivatives	12,442	91,996
Other accounts payable		
Income tax payable	596,494	973,734
Sundry creditors and other accounts payable	2,169,750	3,188,263
	2,766,244	4,161,997
Deferred taxes, net	1,889,417	1,961,361
Deferred credits	13,459	1,851
Total liabilities	28,786,034	26,763,086
Stockholders' Equity		
Contributed capital		
Capital stock	11,982,105	11,982,105
Earned capital		
Capital reserves	3,457,495	3,355,772
Retained earnings	12,536,691	11,606,730
Unrealized gain or loss on valuation of securities available for sale	2	(2)
Excess or deficit from restatement of	(8,130,214)	(8,130,214)
Stockholders' equity		
Result from holding non-monetary assets derived	(136,225)	4,475
From the valuation of long-term equity investments	1,090,949	1,030,870
Net income	34,252	44,758
Minority interest		
Total stockholders' equity	20,835,055	19,894,494
Total liabilities and stockholders' equity	Ps. 49,621,089	Ps. 46,657,580

Memoranda accounts	2001	2000
Guarantees granted	Ps. 94,231	Ps. 221,765
Other contingent liabilities	8,736,270	9,044,953
Irrevocable lines of credit	1,274,085	435,517
Property held in trust or under mandate	102,158,005	93,437,293
Property held for safekeeping or under management	285,123,841	220,240,572
Investment banking transactions on behalf of others, net	732,964	2,777,312
Grading of loan portfolio	31,094,233	26,132,720
Derivatives	13,786,223	10,316,159
	Ps. 442,999,852	Ps. 362,606,291
Securities to be received under repurchase agreements	Ps. 18,714,411	Ps. 12,423,677
(Less) creditors under repurchase agreements	18,702,698	12,438,061
Net	Ps. 11,713	Ps. (14,384)
Debtors under repurchase agreements	Ps. 17,448,791	Ps. 466,154
(Less) securities to be delivered under repurchase agreements	17,461,233	465,285
Net	Ps. (12,442)	Ps. 869

Consolidated Statements of Income

December 31, 2001 and 2000
(Thousands of Mexican pesos with purchasing power at December 31, 2001)

	2001	2000
Interest income	Ps. 6,716,831	Ps. 8,986,534
Interest expense	3,817,460	5,997,660
Monetary position result, net (financial margin)	(699,690)	(1,045,509)
Financial margin	2,199,681	1,943,365
Preventive provision for credit risks	600,544	706,388
Financial margin adjusted for credit risks	1,599,137	1,236,977
Commissions and fees collected	629,421	498,302
Intermediation income	522,950	609,796
	1,152,371	1,108,098
Total income from operating activities	2,751,508	2,345,075
Administrative and promotional expenses	915,667	697,097
Operating income	1,835,841	1,647,978
Other income	205,495	341,807
Other expenses	(296,370)	(631,247)
	(90,875)	(289,440)
Income before income tax and employee profit Sharing	1,744,966	1,358,538
Current year income tax	475,307	955,222
Deferred income tax	25,258	(435,894)
	500,565	519,328
Income before equity interest in net income of Subsidiaries	1,244,401	839,210
Equity interest in net (loss) income of subsidiaries	(137,180)	199,915
Minority interest	(16,272)	(8,255)
Net income	Ps. 1,090,949	Ps. 1,030,870

Consolidated Statements of Changes in Stockholders' Equity

At December 31, 2001 and 2000
(Thousands of Mexican pesos with purchasing power at December 31, 2001)

	Contributed capital		Earned capital
	Capital stock	Capital reserves	Retained earnings
Balance at January 1, 2000	Ps. 10,886,428	Ps.2,846,077	Ps. 6,215,217
Resolutions adopted by stockholders			
Increase in paid-in capital stock, reserves and retained earnings due to merger with Opefon, S.A. de C.V.	1,095,971	169,627	5,070,841
Decrease in paid-in capital stock, reserves, retained earnings and current year net income due to spin-off of the Bank	(294)		(2,734,903)
Allocation of net income of 1999 to retained earnings and increase to capital reserves		340,068	3,060,618
Recording of additional movements as a result of 1999 audit report on Afore Inbursa, S.A. de C.V.			(5,043)
Total	1,095,677	509,695	5,391,513
Recognition of comprehensive income			
Comprehensive income			
Net income			
Unrealized loss on valuation of securities available for sale			
Result from holding non-monetary assets derived from the valuation of long-term equity investments			
Adjustment to beginning balance due to changes in accounting policies			
Minority interest			
Total			
Balance at December 31, 2000	11,982,105	3,355,772	11,606,730
Resolutions adopted by stockholders			
Allocation of net income of 2000 to retained earnings and increase to capital reserves		101,723	929,147
Total		101,723	929,147
Recognition of comprehensive income			
Comprehensive income			
Net income			
Unrealized gain on valuation of securities available for sale			
Result from holding non-monetary assets derived from the valuation of long-term equity investments			
Adjustment to beginning balance due to restatement adjusting entries in Banesci 2000			814
Minority interest			
Total			814
Balance at December 31, 2001	Ps. 11,982,105	Ps.3,457,495	Ps.12,536,691

Unrealized gain or loss on valuation of securities available for sale	Excess or deficit from restatement of stockholders' equity	Results from holding non-monetary assets	Net income	Minority interest	Total stockholders' equity
Ps. 11	Ps. (6,505,112)		Ps. 3,400,686	Ps. 36,742	Ps.16,880,049
	(1,621,637)				4,714,802
			(317,803)		(3,053,000)
			(3,400,686)		
					(5,043)
	(1,621,637)		(3,718,489)		1,656,759
			1,348,673		1,348,673
(13)					(13)
		4,475			4,475
	(3,465)				(3,465)
				8,016	8,016
(13)	(3,465)	4,475	1,348,673	8,016	1,357,686
(2)	(8,130,214)	4,475	1,030,870	44,758	19,894,494
			(1,030,870)		
			(1,030,870)		
			1,090,949		1,090,949
4					4
		(140,700)			(140,700)
					814
				(10,506)	(10,506)
4		(140,700)	1,090,949	(10,506)	940,561
Ps. 2	Ps. (8,130,214)	Ps. (136,225)	Ps. 1,090,949	Ps. 34,252	Ps.20,835,055

Consolidated Statements of Changes in Financial Position

At December 31, 2001 and 2000

(Thousands of Mexican pesos with purchasing power at December 31, 2001)

	2001	2000
Operating activities		
Net income	Ps. 1,090,949	Ps. 1,030,870
tems not requiring the use of resources		
Depreciation and amortization	78,240	37,564
Mark-to-market valuation	(131,076)	(528,370)
Equity interest in net (loss) income of subsidiaries	137,180	(199,915)
Preventive provision for credit risks	600,544	706,388
Deferred taxes	25,258	(435,894)
	1,801,095	610,643
Variances in		
Deposits and borrowings	7,664,104	(6,338,009)
Loan portfolio	(418,264)	(5,578,635)
Treasury transactions	(2,565,804)	(1,606,826)
Bank borrowings	(4,105,515)	2,142,847
Other accounts receivable	(1,358,125)	(1,292,551)
Foreclosed and repossessed property	16,298	1,910,380
Other assets, deferred charges and intangibles	(151,841)	18,840
Sundry creditors and other accounts payable	(1,395,753)	2,619,980
Deferred credits	11,607	1,569
Deferred taxes	(73,591)	571,154
Resources (used in) operating activities	(575,789)	(6,940,608)
Financing activities		
Capital reimbursement of subsidiaries	(26,608)	
Resources (used in) financing activities	(26,608)	
Investing activities		
Increase in capital stock, retained earnings and reserves due to merger and spin-off		1,974,562
Long-term equity investment	(28,920)	151,707
Fixed assets	(146,376)	(115,712)
Resources (used in) provided by investing activities	(175,296)	2,010,557
Net (decrease) in cash and cash equivalents	(777,693)	(4,930,051)
Cash and cash equivalents at beginning of the year	4,511,527	9,441,578
Cash and cash equivalents at end of the year	Ps. 3,733,834	Ps. 4,511,527

SEGUROS INBURSA, S.A.
GRUPO FINANCIERO INBURSA

Consolidated Balance Sheets

At December 31, 2001 and 2000

(Thousands of Mexican Pesos with purchasing power at December 31, 2001)

Assets	2001	2000
Investments		
In Securities:		
Mexican Government	Ps. 10,604,485	Ps. 6,066,281
Private institutions and companies:		
Fixed-yield	3,397,685	3,838,069
Variable-yield	1,398,359	1,910,189
Net unrealizad gain on valuation	1,464,720	1,063,854
Interest debtors	231,639	167,627
	17,096,888	13,046,020
Loans:		
On policies	123,844	144,866
Collateralized	201,861	214,469
Uncollateralized	2,597	2,670
Interest debtors	1,721	833
Allowance for write-offs		(50)
	330,023	362,888
Real-estate investments:		
Real estate	57,838	60,393
Unrealized gain on valution of real estate	784,832	797,333
Allowance for decline in value and depreciation	32,989	31,856
	809,681	825,870
Investments for labor obligations at retirement	423,824	416,817
TOTAL INVESTMENTS	18,660,416	14,651,595
Current assets:		
Cash and banks	3,101	3,025
Debtors:		
For premiums	1,844,976	1,519,644
Agents and adjusters	2,378	1,736
Notes receivable	37,875	27,644
Employee loans	39,795	42,995
Other	43,658	37,439
Allowance for write-off of debts	13,400	12,892
	1,955,282	1,616,566
Reinsurers and rebonders		
Insurance and bonding companies	65,155	96,717
Retained premiums, reinsurance accepted	442	382
Share in unsettled claims	293,813	239,459
Share in unearned premiums	19,799	44,599
	379,209	381,157
TOTAL CURRENT ASSETS	20,998,008	16,652,343
Other assets:		
Furniture and equipment (net)	89,471	97,803
Foreclosed and repossessed property	391	408
Sundry	164,489	129,251
Amortizable expenses	298,748	263,646
Amortization	42,666	13,083
TOTAL OTHER ASSETS	510,433	478,025
TOTAL ASSETS	Ps. 21,508,441	Ps. 17,130,368

Liabilities and stockholders' equity	2001	2000
Technical reserves		
Unearned premiums:		
Life	Ps. 10,667,105	Ps. 7,455,072
Accident and health, property and casualty	1,637,771	1,452,603
Bonds in force	6,631	6,026
	12,311,507	8,913,701
Contractual obligations:		
Losses and maturities	815,522	615,282
Losses incurred not reported	786,539	616,067
Policy dividends	184,514	155,057
Managed insurance funds	478,154	458,264
Deposit premiums	23,944	31,975
	2,288,673	1,876,645
Prevision:		
Prevision	545,902	437,058
Catastrophic	1,941,506	1,635,304
Special contingency	79,496	34,143
	2,566,904	2,106,505
TOTAL TECHNICAL RESERVES	17,167,084	12,896,851
Provision for labor obligations at retirement	421,828	414,544
Current liabilities:		
Creditors:		
Agents and Adjusters	193,774	169,162
Funds in custody for losses	1,118	3,461
Sundry	41,772	72,137
	236,664	244,760
Reinsurers		
Insurance companies	335,440	231,733
Retained deposits	695	19,673
	336,135	251,406
Others liabilities		
Provision for employee profit sharing	4,025	36,231
Provision for income tax	14,23	106,087
Other liabilities	312,256	255,138
Deferred Credits	142,295	168,447
	472,806	565,903
TOTAL CURRENT LIABILITIES	1,045,605	1,062,069
TOTAL LIABILITIES	18,634,517	14,373,464

Stockholders' equity	2001	2000
Capital stock	1,950,658	1,759,481
Capital not paid in		184,989
Paid-in capital	1,950,658	1,574,492
Reserves:		
Legal reserve	79,621	79,621
Other reserves	1,495,035	1,840,096
	1,574,656	1,919,717
Unrealized gain on valuation of investments	1,481	2,630
Subsidiaries	3,549	(372)
Effect of deferred income tax		(778)
Retained earnings	2,616,203	2,666,503
Net income	110,485	(15,273)
Deficit from restatement of stockholders' equity	(3,383,108)	(3,390,015)
	(651,390)	(737,305)
TOTAL STOCKHOLDERS' EQUITY	2,873,924	2,756,904
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	Ps. 21,508,441	Ps. 17,130,368

Consolidated Statements of Income

At December 31, 2001 and 2000

(Thousands of Mexican pesos with purchasing power at December 31, 2000)

	2001	2000
Premiums written	Ps. 9,554,417	Ps. 8,007,301
Premiums ceded	513,600	439,847
Retained premiums	9,040,817	7,567,454
Net increase in reserve for unearned premiums and bonds in force	3,479,330	2,934,301
Retained earned premiums	5,561,487	4,633153
Net acquisition cost	1,710,556	1,275,108
Net cost of claims and contractual obligations	4,092,245	3,330,824
Net increase in other technical reserves	481,091	311,724
	6,283,892	4,917,656
Gross loss	(722,405)	(284,503)
Net operating expenses	581,106	499,457
Comprehensive financing income	1,393,154	790,397
Equity interest in net income of subsidiaries	7,722	3,921
	819,770	294,861
Income before income taxes and employee profit sharing	97,365	10,358
Provisions		
Deferred income tax	(17,524)	(97,201)
Current year income tax	5,741	112,243
Current year employee profit sharing	3,670	38,360
Deferred employee profit sharing	(5,007)	(27,771)
	(13,120)	25,631
Net (loss) income	Ps. 110,485	Ps. (15,273)

OPERADORA INBURSA DE SOCIEDADES DE INVERSION, S.A. DE C.V. GRUPO FINANCIERO INBURSA

Balance Sheets

At December 31, 2001 and 2000
(Mexican Pesos with purchasing power at December 31, 2001)

ASSETS	2001	2000
Cash and cash equivalents	Ps. 12,047	Ps. 17,395
Investment on securities		
Negotiable Instruments	502,918,646	85,264,426
Accounts recievable (Net)	15,422,781	13,988,511
Long term investments	235,663,434	150,058,283
TOTAL ASSETS	Ps. 754,016,908	Ps. 249,328,615
LIABILITIES		
Borowings from banks and other organizations		
Short term	Ps. 318,229,056	
Long term	100,892,361	
	419,121,417	
Other payable accounts		
Payable Income Tax	10,522,288	Ps. 17,881,112
Sundry Creditors and Other Payable Accounts	2,038,698	2,548,476
	12,560,986	20,429,588
Deferred taxes	32,899,752	36,492,205
Total Liabilities	464,582,155	56,921,793
STOCKHOLDERS' EQUITY		
Contributed capital		
Capital Stock	18,595,689	18,595,689
Earned capital		
Capital Reserves	3,455,750	3,455,750
Retained Earnings	212,358,305	138,658,358
Excess (Deficit) from restatement of Stockholders' Equity	(42,002,922)	(42,002,922)
Net Income	97,027,931	73,699,947
Total Stockholders' Equity	289,434,753	192,406,822
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	Ps. 754,016,908	Ps. 249,328,615

Statements of Income

At December 31, 2001 and 2000
(Mexican Pesos with purchasing power at December 31, 2001)

	2001	2000
Commissions and fees		
Service Revenues	Ps.179,721,086	Ps.181,211,320
Gain on Buying and Selling of Securities	11,646,388	48,418,359
Interest expenses	(4,607,477)	
Gain (Loss) on Market to Market Valuation	(30,107,398)	(41,819,465)
Monetary Position (Net)	(11,881,525)	(7,568,300)
Financial Intermediation Margin	(34,950,012)	(969,406)
Total Operating Revenues (Expenses)	144,771,074	180,241,914
Administrative Expenses		
Other Fees	872,089	908,205
Office Supplies	2,478	5,783
Filling Fees	220,758	183,790
Promotional Expenses	85,728	298,886
Inspection Fees	34,942	49,449
Insurance and Bonds	57,247	52,637
Other Taxes	11,322	262,001
Commissions	1,840	516,491
Administrative Services	3,674,877	3,780,813
	4,961,281	6,058,055
Operating Income	139,809,793	174,183,859
Other Earnings	70,794	28,140
Other Expenses	240,981	209,516
Net Income Before Income Tax	139,639,606	174,002,483
Current Income Tax	61,016,388	62,864,382
Deferred Income Tax	(10,340,863)	36,492,205
Net Income before Subsidiaries	88,964,081	74,645,896
Equity interest in Net income of Subsidiaries, Associated an Affiliated Companies	8,063,850	(945,949)
Continued operations results	97,027,931	73,699,947
Net Income	Ps. 97,027,931	Ps. 73,699,947

INVERSORA BURSATIL, S.A. DE C.V. CASA DE BOLSA
GRUPO FINANCIERO INBURSA

Balance Sheets

At December 31, 2001 and 2000
(Thousands of Mexican pesos with purchasing power at December 31, 2001)

	2001	2000
CASH AND CASH EQUIVALENTS	Ps. 109	Ps. 230
INVESTMENT IN SECURITIES		
TRADING	675,212	670,665
AVAILABLE FOR SALE	0	0
HELD TO MATURITY	0	0
SUBTOTAL	Ps. 675,212	Ps. 670,665
SECURITIES AND DERIVATIVES		
DEBIT BALANCES UNDER SECURITY REPURCHASE AGREEMENTS	88,281	7,510
SECURITIES RECEIVABLE UNDER LENDING AGREEMENTS	0	0
TRANSACTIONS WITH DERIVATE FINANCIAL TRANSACTIONS	0	0
OTHER ACCOUNTS RECEIVABLE (NET)	5,688	10,147
PROPERTY, FURNITURE AND EQUIPMENT (NET)	32,231	25,748
LONG-TERM EQUITY INVESTMENTS	37,151	34,226
DEFERRED TAXES (NET)	0	0
OTHER ASSETS		
OTHER ASSETS, DEFERRED CHARGES AND INTANGIBLES	37,269	4,703
TOTAL ASSETS	Ps. 875,941	Ps. 753,229

LIABILITIES AND STOCKHOLDERS' EQUITY	2001	2000
BORROWINGS FROM BANKS AND OTHER ORGANIZATIONS		
SHORT-TERM	0	0
LONG-TERM	0	0
SUBTOTAL	0	0
CREDIT SECURITIES AND DERIVATIVES		
CREDITOR BALANCES IN REPURCHASE TRANSACTIONS	Ps. 88,270	Ps. 7,790
SECURITIES TO BE DELIVERED UNDER SECURITY LENDING AGREEMENTS	0	0
FINANCIAL INSTRUMENTS (DERIVATIVES)	0	0
SUBTOTAL	Ps. 88,270	Ps. 7,790
OTHER ACCOUNTS PAYABLE		
INCOME TAX AND EMPLOYEE PROFIT SHARING PAYABLE	94,219	222,067
SUNDRY CREDITORS AND OTHER ACCOUNTS PAYABLE	36,422	16,877
OUTSTANDING SUBORDINATED DEBENTURES	0	0
DEFERRED TAXES (NET)	14,281	13,155
DEFERRED CREDITS	0	0
TOTAL LIABILITIES	Ps. 233,192	Ps. 259,889
STOCKHOLDERS' EQUITY		
CONTRIBUTED CAPITAL	Ps. 399,742	Ps. 361,870
CAPITAL STOCK	399,742	361,870
STOCK PREMIUMS	0	0
EARNED CAPITAL		
CAPITAL RESERVES	45,391	32,974
RETAINED EARNINGS	226,996	23,855
UNREALIZED GAIN (LOSS) ON VALUATION OF INSTRUMENTS AVAILABLE FOR SALE	0	0
GAIN (LOSS) ON TRANSLATION OF FOREIGN TRANSACTIONS	0	0
EXCESS/DEFICIT FROM RESTATEMENT OF STOCKHOLDERS' EQUITY	(204,344)	(204,434)
RESULT FROM HOLDING NON-MONETARY ASSETS	26,941	25,347
FROM VALUATION OF FIXED ASSETS	0	0
FROM VALUATION OF LONG-TERM EQUITY INVESTMENTS	26,941	25,347
ADJUSTMENTS FOR LABOR OBLIGATIONS AT RETIREMENT	0	0
NET INCOME	148,023	253,728
TOTAL STOCKHOLDERS' EQUITY	Ps. 642,749	Ps. 493,340
TOTAL LIABILITIES PLUS CAPITAL	Ps. 875,941	Ps. 753,229

Statements of Income

At December 31, 2001 and 2000
(Thousands of Mexican pesos with purchasing power at December 31, 2001)

	2001	2000
COMMISSIONS AND FEES	Ps. 287,110	Ps. 703,129
FINANCIAL CONSULTING REVENUES	0	0
SERVICE REVENUES	Ps. 287,110	Ps. 703,129
TRADING INCOME	118,317	221,705
INTEREST INCOME	9,288	2,770
INTEREST EXPENSE	(7,362)	(121,290)
RESULT FROM VALUATION AT FAIR MARKET VALUE	15,086	(4,536)
NET MONETARY POSITION RESULT		
(FINANCIAL INTERMEDIATION MARGIN)	(23,877)	(47,015)
FINANCIAL INTERMEDIATION MARGIN	Ps. 111,452	Ps. 51,634
TOTAL OPERATING INCOME (EXPENSES)	Ps. 398,562	Ps. 754,763
ADMINISTRATIVE EXPENSES	169,325	289,628
OPERATING INCOME	Ps. 229,237	Ps. 465,135
OTHER INCOME	5,989	2,787
OTHER EXPENSES	1,216	85
INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	Ps. 234,010	Ps. 467,837
INCOME TAX AND EMPLOYEE PROFIT SHARING	88,570	225,137
DEFERRED INCOME TAX AND DEFERRED EMPLOYEE PROFIT SHARING	1,499	(979)
SUBTOTAL	Ps. 90,069	Ps. 224,158
INCOME BEFORE EQUITY INTEREST IN SUBSIDIARIES AND ASSOCIATED COMPANY	Ps. 143,941	Ps. 243,679
EQUITY INTEREST IN NET INCOME OF SUBSIDIARIES AND ASSOCIATED Company	4,082	10,049
INCOME FROM CONTINUING OPERATIONS	148,023	253,728
DISCONTINUED OPERATIONS, EXTRAORDINARY ITEMS AND CHANGES IN ACCOUNTING POLICIES	0	0
NET INCOME	Ps. 148,023	Ps. 253,728

FIANZAS GUARDIANA INBURSA, S.A.
GRUPO FINANCIERO INBURSA

Balance Sheets

January 1 through December 31, 2001 and 2000
(Thousands of Mexican Pesos with purchasing power at December 31, 2000)

Assets	**2001**	**2000**
Investments		
Securities:		
Mexican government	Ps. 227,445	Ps. 237,607
Private companies:		
Fixed rate	88,869	13,679
Variable rate	130,950	124,117
Net unrealized gain on valuation	13,626	12,398
Interest debtors	4,065	248
	464,955	388,049
Loans:		
Collateralized	22,284	19,295
Uncesured	9,176	
Interest debtors	71	
	31,531	19,295
Real estate:		
Real estate	647	676
Net unrealized gain on valuation	24,742	24,713
Depreciation	1,337	1,084
	24,052	24,305
Investments for labor obligations at retirement	1,284	1,933
TOTAL INVESTMENTS	521,822	433,582
Current assets:		
Cash and banks	2,560	1,488
Debtors:		
Premiums debtors	45,378	34,546
Agents		19
Bond debtors for claims paid		455
Other	1,326	1,493
	46,704	36,513
Rebonding		
Rebonding companies	5,665	7,511
Retained premiums-rebonding accepted	649	708
Other	1,645	1,426
Rebonders' share of reserve for Current bonds	12,233	14,483
	20,192	24,128
TOTAL CURRENT ASSETS	69,456	62,129
Other assets:		
Forniture and equipment (net)	302	420
Foreclosed and repossessed assets	1,567	1,636
Sundry	22,791	28,433
TOTAL OTHER ASSETS	24,660	30,489
TOTAL ASSETS	Ps. 615,938	Ps. 526,200

Liabilities and stockholders' equity	2001	2000
Technical reserves:		
Bonds in force	Ps. 119,130	Ps. 104,650
Contingency	130,213	111,558
TOTAL TECHNICAL RESERVES	249,343	216,208
Provisions for labor obligations at retirement	427	918
Current liabilities:		
Creditors:		
Agents	103	176
Sundry	4,663	3,588
	4,766	3,764
Rebonders:		
Rebonding companies	7,307	6,778
Retained deposits	7,695	12,441
	15,002	19,219
Other liabilities:		
Tax provision	41,770	42,074
Other obligations	10,589	8,823
Deferred credits	2,284	2,378
	54,643	53,275
TOTAL CURRENT LIABILITIES	74,411	76,258
TOTAL LIABILITIES	324,181	293,384
Stockhonders' equity		
Capital stock	94,965	92,628
Paid-in capital	94,965	92,628
Legal reserve	46,877	41,820
Surplus from equity statement	3,668	
Retained earnings	206,438	163,26
Net income	55,285	50,572
Deficit from restatement of stockholders' equity	(115,476)	(115,464)
	149,915	98,368
TOTAL STOCKHOLDERS' EQUITY	291,757	232,816
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	Ps. 615,938	Ps. 526,200

Statements of Income

At December 31, 2001 and 2000

(Thousands of Mexican Pesos with purchasing power at December 31, 2001)

	2001	2000
Premiums written	Ps. 262,552	Ps. 243,481
Premiums ceded	52,572	61,057
Retained premiums	209,980	182,424
Net increase in reserve for unearned premiums and current bonds	22,586	(5,041)
Retained earned premiums	187,394	187,465
Net acquisition cost	(19,291)	(22,811)
Claims	142,199	141,128
Net increase in other technical reserves	18,665	11,356
	141,573	129,673
Gross profit	45,821	57,792
Net operating expenses	(23,597)	(16,215)
Operating income	69,418	74,007
Comprehensive financing income	23,464	17,545
Income before income tax	92,882	91,552
Provisions		
Current year income tax	35,823	43,424
Deferred income tax	1,774	(2,444)
	37,597	40,980
Net income	Ps. 55,285	Ps. 50,572

INBURSA
Grupo Financiero

For further information, please contact:

Grupo Financiero Inbursa

Paseo de las Palmas No. 736
Lomas de Chapultepec
11000 México, D.F.

Frank Aguado
Tel.: (52) 5325-0505, ext. 2114
Fax: (52) 5606-1584
E-mail: faguado@inbursa.com.mx

Raul Varela
Tel.: (52) 5325-0505, ext. 2112
Fax: (52) 5606-1584
E-mail: rvarela@inbursa.com.mx

www.inbursa.com

Design: www.alldesignconsultores.com

PORTAFOLIO DE INVERSIONES TITULOS DE DEUDA PUBLICA
Fecha del Reporte: Octubre 11 de 2002
Millones de Pesos

VALORACION PORTAFOLIO DE INVERSIONES A PRECIOS DE MERCADO

Nombre entidad	TES			Yankees			Resto Deuda Pública			TOTAL (TES + Yankees + Resto Deuda Pub.)		
	31-Jul-02	31-Aug-02	Efecto P&G del mes agosto	31-Jul-02	31-Aug-02	Efecto P&G del mes agosto	31-Jul-02	31-Aug-02	Efecto P&G del mes agosto	31-Jul-02	31-Aug-02	Efecto P&G del mes agosto
BANCOS TOTAL												
Negociables	6,962,762	5,211,877	-156,639	853,012	650,151	-12,683	1,249,083	1,653,140	-3,992	9,064,857	7,515,168	-173,315
No Negociables	1,079,171	836,533	1,725				2,583,961	2,073,913	8,418	3,663,132	2,910,446	10,143
Hasta el Vencimiento	635,332	1,483,746	7,662	12,890	140,308	503	12,640	27,420	81	660,862	1,651,474	8,245
Disponibles para la Venta		1,036,354	7,431								1,036,354	7,431
Inversiones de Cobertura				116,440		7,114				116,440		7,114
Total Bancos	***8,677,265***	***8,568,511***	***-139,822***	***982,342***	***790,459***	***-5,067***	***3,845,684***	***3,754,473***	***4,507***	***13,505,291***	***13,113,442***	***-140,382***
CORP. FINANC. TOTAL												
Negociables	77,930	72,042	-2,933	306,336	347,662	-5,139		1,198	-44	384,266	420,903	-8,115
No Negociables							91,442	93,844	189	91,442	93,844	189
Hasta el Vencimiento				18,422	18,458	109				18,422	18,458	109
Disponibles para la Venta												
Total Corp. Financieras	***77,930***	***72,042***	***-2,933***	***324,758***	***366,121***	***-5,030***	***91,442***	***95,042***	***145***	***494,130***	***533,205***	***-7,817***
CFC SUBTOTAL												
Negociables	28,863	27,958	-1,438				97,483	599,586	30	126,346	627,543	-1,408
No Negociables							570,034	76,873	699	570,034	76,873	699
Hasta el Vencimiento												
Disponibles para la Venta												
SubTotal CFC	***28,863***	***27,958***	***-1,438***				***667,518***	***676,459***	***729***	***696,380***	***704,417***	***-710***
COOPCENTRAL LTDA												
Negociables												
No Negociables	704	699					815	841		1,519	1,540	
Hasta el Vencimiento												
Disponibles para la Venta												
Total OCGS	***704***	***699***					***815***	***841***		***1,519***	***1,540***	
EST. CREDITO (sin IOE)												
Negociables	7,069,555	5,311,877	-161,010	1,159,348	997,813	-17,822	1,346,566	2,253,924	-4,006	9,575,469	8,563,614	-182,838
No Negociables	1,079,875	837,232	1,725				3,246,252	2,245,471	9,306	4,326,127	3,082,704	11,030
Hasta el Vencimiento	635,332	1,483,746	7,662	31,312	158,766	612	12,640	27,420	81	679,284	1,669,932	8,354
Disponibles para la Venta		1,036,354	7,431								1,036,354	7,431
Inversiones de Cobertura				116,440		7,114				116,440		7,114
Total Est. Credito sin IOE	***8,784,762***	***8,669,209***	***-144,193***	***1,307,100***	***1,156,580***	***-10,097***	***4,605,459***	***4,526,815***	***5,381***	***14,697,321***	***14,352,604***	***-148,909***
IOE TOTAL												
Negociables	2,223,530	2,223,754	-53,602	135,604	145,488	2,679	69,649	68,303	193	2,428,782	2,437,545	-50,730
No Negociables	69,993	69,526	472				6,728	6,770	42	76,721	76,296	514
Hasta el Vencimiento												
Disponibles para la Venta												
Total IOE	***2,293,523***	***2,293,279***	***-53,130***	***135,604***	***145,488***	***2,679***	***76,377***	***75,073***	***235***	***2,505,503***	***2,513,841***	***-50,215***
EST. CREDITO (con IOE)												
Negociables	9,293,085	7,535,631	-214,612	1,294,951	1,143,301	-15,143	1,416,215	2,322,227	-3,813	12,004,251	11,001,159	-233,568
No Negociables	1,149,868	906,758	2,197				3,252,980	2,252,242	9,348	4,402,848	3,159,000	11,545
Hasta el Vencimiento	635,332	1,483,746	7,662	31,312	158,766	612	12,640	27,420	81	679,284	1,669,932	8,354
Disponibles para la Venta		1,036,354	7,431								1,036,354	7,431
Inversiones de Cobertura				116,440		7,114				116,440		7,114
Total Est. Credito sin IOE	***11,078,285***	***10,962,488***	***-197,323***	***1,442,704***	***1,302,067***	***-7,418***	***4,681,835***	***4,601,889***	***5,616***	***17,202,824***	***16,866,445***	***-199,124***
	1	*2*	*3*	*4*	*5*	*6*	*7*	*8*	*9*	*10*	*11*	*12*

PORTAFOLIO DE INVERSIONES TITULOS DE DEUDA PUBLICA

Fecha del Reporte: Octubre 11 de 2002

Millones de Pesos

VALORACION PORTAFOLIO DE INVERSIONES A PRECIOS DE MERCADO

Nombre entidad	TES			Yankees			Resto Deuda Pública			TOTAL (TES + Yankees + Resto Deuda Pub.)		
	31-Jul-02	31-Aug-02	Efecto P&G del mes agosto	31-Jul-02	31-Aug-02	Efecto P&G del mes agosto	31-Jul-02	31-Aug-02	Efecto P&G del mes agosto	31-Jul-02	31-Aug-02	Efecto P&G del mes agosto

FUENTE: Superintendencia Bancaria. Cuadro elaborado con base en la información remitida por la entidades vigiladas a las Delegaturas de Supervisión. Recopilado Dirección Técnica.

NOTA: Datos en proceso de revisión

PORTAFOLIO DE INVERSIO
Fecha del Reporte: Octubre
Millones de Pesos

RECLASIFICACION DE LAS INVERSIONES - CE033-02

Nombre entidad	Reclasificación de las Inversiones		TES				Yankees					Resto Deuda Pública				TOTAL DEUDA PUBLICA				
	Efectuó SI/NO	Fecha de Reclas.	Antes de la Reclasificación	Después de la Reclasificación	Efecto P&G	Efecto Patrimonio	Antes de la Reclasificación	Después de la Reclasificación	Efecto P&G	Efecto Patrimonio	Pérdida Diferida	Antes de la Reclasificación	Después de la Reclasificación	Efecto P&G	Efecto Patrimonio	Antes de la Reclasificación	Después de la Reclasificación	Efecto P&G	Efecto Patrimonio	Pérdida Diferida
BANCOS TOTAL																				
Negociables			4,801,291	3,955,351	-1,438		467,046	228,195	-18,738		-21,656	660,428	2,623,918	2		5,928,765	6,807,464	-20,174		-21,656
No Negociables			750,751									2,146,241				2,896,992				
Hasta el Vencimiento			573,505	1,100,579	79			297,132	-28				20,163	5		573,505	1,417,874	55		
Disponibles para la Venta			290,998	1,354,072	155	-44,336		39,865	14	-6,804			166,416	32		290,998	1,560,353	201	-51,139	
Inversiones de Cobertura							123,554									123,554				
Total Bancos			***6,416,544***	***6,410,001***	***-1,203***	***-44,336***	***590,600***	***565,193***	***-18,753***	***-6,804***	***-21,656***	***2,806,669***	***2,810,496***	***39***		***9,813,813***	***9,785,690***	***-19,917***	***-51,139***	***-21,656***
CORP. FINANC. TOTAL																				
Negociables			90,252	97,323	-30		347,665	295,409	-8,562		-13,156		25,316			437,917	418,048	-8,592		-13,156
No Negociables			2,937									65,811				68,748				
Hasta el Vencimiento							18,458	49,719			9		40,498	3		18,458	90,217	3		9
Disponibles para la Venta																				
Total Corp. Financieras			***93,189***	***97,323***	***-30***		***366,124***	***345,127***	***-8,562***		***-13,147***	***65,811***	***65,814***	***3***		***525,123***	***508,265***	***-8,589***		***-13,147***
CFC SUBTOTAL																				
Negociables			5,607	5,607	0							96,636	628,479	6,906		102,243	634,086	6,906		
No Negociables												561,632				561,632				
Hasta el Vencimiento													9,876	1			9,876	1		
Disponibles para la Venta													27,307	1			27,307	1		
SubTotal CFC			***5,607***	***5,607***	***0***							***658,269***	***665,661***	***6,908***		***663,876***	***671,269***	***6,908***		
COOPCENTRAL LTDA																				
Negociables				699									841				1,540			
No Negociables			699									841				1,540				
Hasta el Vencimiento																				
Disponibles para la Venta																				
Total OCGS			***699***	***699***								***841***	***841***			***1,540***	***1,540***			
EST. CREDITO (sin IOE)																				
Negociables			4,897,150	4,058,981	-1,467		814,711	523,604	-27,300		-34,812	757,064	3,278,553	6,908		6,468,925	7,861,137	-21,859		-34,812
No Negociables			754,387									2,774,525				3,528,912				
Hasta el Vencimiento			573,505	1,100,579	79		18,458	346,851	-28		9		70,537	9		591,963	1,517,967	59		9
Disponibles para la Venta			290,998	1,354,072	155	-44,336		39,865	14	-6,804			193,723	33		290,998	1,587,660	202	-51,139	
Inversiones de Cobertura							123,554									123,554				
Total Est. Credito sin IOE			***6,516,039***	***6,513,631***	***-1,233***	***-44,336***	***956,724***	***910,320***	***-27,315***	***-6,804***	***-34,803***	***3,531,589***	***3,542,813***	***6,949***		***11,004,352***	***10,966,764***	***-21,598***	***-51,139***	***-34,803***
IOE TOTAL																				
Negociables			373,570	373,740	121		148,621	53,192	-31	-31	-9,385	44,716	24,616	5,876		566,907	451,548	5,965	-31	-9,385
No Negociables												6,774				6,774				
Hasta el Vencimiento								86,061				8,597	9,474			8,597	95,535			
Disponibles para la Venta													25,976				25,976			
Total IOE			***373,570***	***373,740***	***121***		***148,621***	***139,254***	***-31***	***-31***	***-9,385***	***60,088***	***60,065***	***5,876***		***582,278***	***573,059***	***5,965***	***-31***	***-9,385***
EST. CREDITO (con IOE)																				
Negociables			5,270,719	4,432,721	-1,346		963,333	576,796	-27,331	-31	-44,197	801,780	3,303,168	12,783		7,035,832	8,312,685	-15,894	-31	-44,197
No Negociables			754,387									2,781,299				3,535,686				
Hasta el Vencimiento			573,505	1,100,579	79		18,458	432,912	-28		9	8,597	80,010	9		600,560	1,613,502	59		9
Disponibles para la Venta			290,998	1,354,072	155	-44,336		39,865	14	-6,804			219,699	33		290,998	1,613,636	202	-51,139	
Inversiones de Cobertura							123,554									123,554				
Total Est. Credito sin IOE			***6,889,608***	***6,887,371***	***-1,112***	***-44,336***	***1,105,345***	***1,049,574***	***-27,346***	***-6,835***	***-44,188***	***3,591,676***	***3,602,878***	***12,825***		***11,586,630***	***11,539,823***	***-15,633***	***-51,171***	***-44,188***
	13	***14***	***15***	***16***	***17***	***18***	***19***	***20***	***21***	***22***	***23***	***24***	***25***	***26***	***27***	***28***	***29***	***30***	***31***	***32***

COLUMNAS

PORTAFOLIO DE INVERSIO
Fecha del Reporte: Octubre
Millones de Pesos

RECLASIFICACION DE LAS INVERSIONES - CE033-02

Nombre entidad	Reclasificación de las Inversiones		TES				Yankees					Resto Deuda Pública				TOTAL DEUDA PUBLICA				
	Efectuó SI/NO	Fecha de Reclas.	Antes de la Reclasificación	Después de la Reclasificación	Efecto P&G	Efecto Patrimonio	Antes de la Reclasificación	Después de la Reclasificación	Efecto P&G	Efecto Patrimonio	Pérdida Diferida	Antes de la Reclasificación	Después de la Reclasificación	Efecto P&G	Efecto Patrimonio	Antes de la Reclasificación	Después de la Reclasificaicón	Efecto P&G	Efecto Patrimonio	Pérdida Diferida
FUENTE: Superintendencia Bancaria.																				
NOTA: Datos en proceso de revisión																				

BANCO INBURSA S.A.
INSTITUCION DE BANCA MULTIPLE
GRUPO FINANCIERO INBURSA

REPORTE DE LINEAS DE CREDITO POR GRUPOS

FECHA: 25/Ago/2003
HORA: 2:15:22 PM

MONEDA: TODAS

Nivel	No. Linea	Divisa	Cliente	Tipo de Crédito	Monto Autorizado	Saldo Insoluto	Monto Disponible	Interés	Fecha de Vto.	Tipo de Línea
0	**090000040001**	**MXP**	**MICROCREDITOS CENTRO HISTORICO**	**QUIROGRAFARIO CON AVAL**	**$850,000.00**	**$294,497.78**	**$555,502.22**	**$0.00**	**17/Mar/2004**	**INDIVIDUAL**
1	**090000037001**	**MXP**	**MICROCREDITOS CENTRO HISTORICO G**	**QUIROGRAFARIO CON AVAL**	**$14,000.00**	**$0.00**	**$14,000.00**	**$0.00**	**08/Abr/2004**	**DE GRUPO**
2	090000025001	MXP	SANCHEZ HERRERA MARTHA	QUIROGRAFARIO CON AVAL	$2,000.00	$0.00	$2,000.00	$0.00	08/Abr/2004	DEP
2	090000024001	MXP	HERNANDEZ SANCHEZ MIRIAM MARLENE	QUIROGRAFARIO CON AVAL	$2,000.00	$0.00	$2,000.00	$0.00	09/Abr/2004	DEP
2	090000021001	MXP	HERNANDEZ SANCHEZ KARLA GUADALU	QUIROGRAFARIO CON AVAL	$2,000.00	$0.00	$2,000.00	$0.00	09/Abr/2004	DEP
2	090000022001	MXP	HERNANDEZ SANCHEZ BLANCA ESTELA	QUIROGRAFARIO CON AVAL	$2,000.00	$0.00	$2,000.00	$0.00	09/Abr/2004	DEP
2	090000035001	MXP	LUNA HERRERA BEATRIZ	QUIROGRAFARIO CON AVAL	$2,000.00	$0.00	$2,000.00	$0.00	09/Abr/2004	DEP
2	090000027001	MXP	CAMBRANI BALAM SILVIA EUGENIA	QUIROGRAFARIO CON AVAL	$2,000.00	$0.00	$2,000.00	$0.00	10/Abr/2004	DEP
2	090000023001	MXP	YAÑEZ CAMBRANI ALEJANDRO	QUIROGRAFARIO CON AVAL	$2,000.00	$0.00	$2,000.00	$0.00	09/Abr/2004	DEP
1	**090000319001**	**MXP**	**MICROCREDITOS CENTRO HISTORICO G**	**QUIROGRAFARIO CON AVAL**	**$12,000.00**	**$9,600.00**	**$2,400.00**	**$0.00**	**08/Abr/2004**	**DE GRUPO**
2	090000005002	MXP	MARTINEZ VALADEZ EDGAR	QUIROGRAFARIO CON AVAL	$2,400.00	$2,400.00	$0.00	$0.00	06/Nov/2003	DEP
2	090000006002	MXP	MENDOZA RAMIREZ CARLOS	QUIROGRAFARIO CON AVAL	$2,400.00	$2,400.00	$0.00	$0.00	06/Nov/2003	DEP
2	090000004002	MXP	JIMENEZ NUÑEZ ISRAEL	QUIROGRAFARIO CON AVAL	$2,400.00	$2,400.00	$0.00	$0.00	06/Nov/2003	DEP
2	090000002002	MXP	GUERRERO RUEDA LUIS ENRIQUE	QUIROGRAFARIO CON AVAL	$2,400.00	$2,400.00	$0.00	$0.00	06/Nov/2003	DEP
1	**090000320001**	**MXP**	**MICROCREDITOS CENTRO HISTORICO G**	**QUIROGRAFARIO CON AVAL**	**$25,284.00**	**$25,284.00**	**$0.00**	**$0.00**	**08/Abr/2004**	**DE GRUPO**
2	090000322001	MXP	ESPINOZA LOPEZ JOVITA	QUIROGRAFARIO CON AVAL	$3,612.00	$3,612.00	$0.00	$0.00	06/Nov/2003	DEP
2	090000033002	MXP	ESPINDOLA ELGUERA MARIA DEL SOCOR	QUIROGRAFARIO CON AVAL	$3,612.00	$3,612.00	$0.00	$0.00	06/Nov/2003	DEP
2	090000031002	MXP	RICO VAZQUEZ GLORIA	QUIROGRAFARIO CON AVAL	$3,612.00	$3,612.00	$0.00	$0.00	06/Nov/2003	DEP
2	090000030003	MXP	ESCOBEDO BARCENAS MONICA	QUIROGRAFARIO CON AVAL	$3,612.00	$3,612.00	$0.00	$0.00	06/Nov/2003	DEP
2	090000029003	MXP	VAZQUEZ ESPINDOLA DONOVAN CRISTO	QUIROGRAFARIO CON AVAL	$3,612.00	$3,612.00	$0.00	$0.00	06/Nov/2003	DEP
2	090000032003	MXP	GARCIA SOLEDAD	QUIROGRAFARIO CON AVAL	$3,612.00	$3,612.00	$0.00	$0.00	06/Nov/2003	DEP
2	090000028002	MXP	ESPINDOLA ELGUERA MARIA TRINIDAD	QUIROGRAFARIO CON AVAL	$3,612.00	$3,612.00	$0.00	$0.00	06/Nov/2003	DEP
1	**090000065002**	**MXP**	**MICROCREDITOS CENTRO HISTORICO G**	**QUIROGRAFARIO CON AVAL**	**$12,000.00**	**$0.00**	**$12,000.00**	**$0.00**	**06/Ago/2003**	**DE GRUPO**
2	090000074001	MXP	ROMERO ROMERO JOEL	QUIROGRAFARIO CON AVAL	$2,000.00	$0.00	$2,000.00	$0.00	06/Ago/2003	DEP
2	090000075001	MXP	ROMERO ROMERO ALBERTO MIGUEL	QUIROGRAFARIO CON AVAL	$2,000.00	$0.00	$2,000.00	$0.00	06/Ago/2003	DEP
2	090000076001	MXP	MARQUEZ MARQUEZ JUAN MARTIN	QUIROGRAFARIO CON AVAL	$2,000.00	$0.00	$2,000.00	$0.00	06/Ago/2003	DEP
2	090000077001	MXP	MARQUEZ MARQUEZ GUADALUPE	QUIROGRAFARIO CON AVAL	$2,000.00	$0.00	$2,000.00	$0.00	06/Ago/2003	DEP
2	090000078001	MXP	MERCADO ALVAREZ JUAN CARLOS	QUIROGRAFARIO CON AVAL	$2,000.00	$0.00	$2,000.00	$0.00	06/Ago/2003	DEP
2	090000079001	MXP	MERCADO SILVA JUAN	QUIROGRAFARIO CON AVAL	$2,000.00	$0.00	$2,000.00	$0.00	06/Ago/2003	DEP
1	**090000112001**	**MXP**	**MICROCREDITOS CENTRO HISTORICO G**	**QUIROGRAFARIO CON AVAL**	**$24,600.00**	**$2,460.00**	**$22,140.00**	**$0.00**	**30/Jul/2003**	**DE GRUPO**
2	090000086001	MXP	LOPEZ CHIAS SILVIA	QUIROGRAFARIO CON AVAL	$2,460.00	$0.00	$2,460.00	$0.00	06/Ago/2003	DEP
2	090000026002	MXP	TAVERA GARCIA MARIA TERESA	QUIROGRAFARIO CON AVAL	$2,460.00	$0.00	$2,460.00	$0.00	06/Ago/2003	DEP
2	090000020002	MXP	SALINAS GONZALEZ MARIBEL	QUIROGRAFARIO CON AVAL	$2,460.00	$0.00	$2,460.00	$0.00	06/Ago/2003	DEP
2	090000063002	MXP	VERAZAS RICO NEDY HAYDEE	QUIROGRAFARIO CON AVAL	$2,460.00	$0.00	$2,460.00	$0.00	06/Ago/2003	DEP
2	090000088001	MXP	AVILA JIMENEZ EVA ISELA	QUIROGRAFARIO CON AVAL	$2,460.00	$0.00	$2,460.00	$0.00	06/Ago/2003	DEP
2	090000089001	MXP	SILVA CAMPOS MARIA EUGENIA	QUIROGRAFARIO CON AVAL	$2,460.00	$0.00	$2,460.00	$0.00	06/Ago/2003	DEP
2	090000090001	MXP	CARBAJAL ROSAS MARGARITA	QUIROGRAFARIO CON AVAL	$2,460.00	$2,460.00	$0.00	$0.00	06/Ago/2003	DEP
2	090000108001	MXP	JARAMILLO HERNANDEZ PATRICIA	QUIROGRAFARIO CON AVAL	$2,460.00	$0.00	$2,460.00	$0.00	06/Ago/2003	DEP
2	090000122001	MXP	MENDEZ SALAS MISSAEL	QUIROGRAFARIO CON AVAL	$2,460.00	$0.00	$2,460.00	$0.00	07/Ago/2003	DEP
2	090000034002	MXP	HERNANDEZ FLORES MARIA ASCENCIO	QUIROGRAFARIO CON AVAL	$2,460.00	$0.00	$2,460.00	$0.00	07/Ago/2003	DEP
1	**090000113001**	**MXP**	**MICROCREDITOS CENTRO HISTORICO G**	**QUIROGRAFARIO CON AVAL**	**$12,000.00**	**$0.00**	**$12,000.00**	**$0.00**	**30/Jul/2003**	**DE GRUPO**
2	090000096001	MXP	GONZALEZ DIAZ MARIA NORBERTA	QUIROGRAFARIO CON AVAL	$2,000.00	$0.00	$2,000.00	$0.00	06/Ago/2003	DEP
2	090000097001	MXP	ESCALONA GONZALEZ LUCIA	QUIROGRAFARIO CON AVAL	$2,000.00	$0.00	$2,000.00	$0.00	07/Ago/2003	DEP
2	090000121001	MXP	LOPEZ GONZALEZ ADRIANA	QUIROGRAFARIO CON AVAL	$2,000.00	$0.00	$2,000.00	$0.00	07/Ago/2003	DEP
2	090000093001	MXP	GONZALEZ DIAZ SONIA	QUIROGRAFARIO CON AVAL	$2,000.00	$0.00	$2,000.00	$0.00	06/Ago/2003	DEP